Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

TODD SHIPYARDS CORPORATION

at

$22.27 Net Per Share

by

NAUTICAL MILES, INC.,

a wholly-owned subsidiary of

VIGOR INDUSTRIAL LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON JANUARY 28, 2011, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Nautical Miles, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Vigor Industrial LLC, an Oregon limited liability company (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of Todd Shipyards Corporation, a Delaware corporation (“Todd”), at a price of $22.27 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable withholding and transfer taxes, upon the terms and subject to the conditions described in this offer to purchase (together with any amendments and supplements, this “Offer to Purchase”) and the related letter of transmittal (together with any amendments and supplements, the “Letter of Transmittal”), which collectively constitute the “Offer.”

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 22, 2010 (the “Merger Agreement”), by and among Todd, Parent and Purchaser. Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions described in the Merger Agreement, Purchaser will merge with and into Todd (the “Merger”), with Todd continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of Parent. As a result of the Merger, each outstanding Share (other than Shares owned by Parent, Purchaser or Todd, or by any stockholder of Todd who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive the Offer Price. In certain cases, Parent, Purchaser and Todd have agreed to proceed with a one-step merger transaction if the Offer is not completed. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

After careful consideration, the board of directors of Todd (the “Todd Board”) by a unanimous vote of the disinterested directors (i) determined that the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Todd and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, and (iii) recommended that the stockholders of Todd tender their Shares pursuant to the Offer, and to the extent required by applicable law, approve the Merger and adopt the Merger Agreement.

The Offer is conditioned upon, among other things, (i) there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to midnight New York City time, on January 28, 2011 (the “Expiration Date,” unless Purchaser extends the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended by Purchaser, expires), a number of Shares, together with any Shares then owned by Parent and its subsidiaries and any Shares that may be validly issued pursuant to the Top-Up (as defined on page 6), that equals at least 90% of the total outstanding Shares as of the Expiration Date on a fully diluted basis, and (ii) the receipt of proceeds by Parent or Purchaser (either directly or through their subsidiaries) under (a) a Debt Commitment Letter from GE Capital Markets, Inc., General Electric Capital Corporation and KeyBank National Association and (b) a Mezzanine Debt Commitment Letter from Endeavour Structured Equity and Mezzanine Fund I, LP. The Offer is also subject to other conditions described in Section 15 — “Conditions of the Offer.”

A summary of the principal terms of the Offer appears on pages 1 through 7. You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares in the Offer.

December 30, 2010

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (i) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and any other required documents to American Stock Transfer & Trust Company, in its capacity as depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case before the Expiration Date, or (ii) request that your broker, dealer or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer or other nominee, you must contact that institution to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary before the Expiration Date, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms of the Offer may be directed to Phoenix Advisory Partners, as information agent for the Offer (the “Information Agent”), at the address and telephone numbers listed for the Information Agent on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

SUMMARY TERM SHEET

Purchaser, a wholly-owned subsidiary of Parent, is offering to purchase all of the outstanding Shares at a price of $22.27 per Share, net to the seller in cash, without interest and less any applicable withholding and transfer taxes, upon the terms and subject to the conditions described in this Offer to Purchase and the Letter of Transmittal. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed for the Information Agent on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or where the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser and, where appropriate, Parent.

Who is offering to buy my Shares?

Nautical Miles, Inc., or Purchaser, a wholly-owned subsidiary of Vigor Industrial LLC, or Parent, is offering to purchase all of the outstanding Shares. Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Todd. See the “Introduction” and Section 8 — “Certain Information Concerning Parent and Purchaser.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the outstanding Shares on the terms and subject to the conditions described in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Todd. If the Offer is consummated, Parent intends immediately to have Purchaser consummate the Merger. Upon consummation of the Merger, Todd would be a wholly-owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $22.27 per Share, net to the seller in cash, without interest and less any applicable withholding and transfer taxes. We refer to this amount as the “Offer Price.” If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, or other nominee and your broker, dealer or other nominee tenders your Shares on your behalf, your broker, dealer or other nominee may charge you a fee for doing so. You should consult your broker, dealer or other nominee to determine whether any charges will apply. See the “Introduction,” Section 1 — “Terms of the Offer,” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Todd, Parent and Purchaser entered into an Agreement and Plan of Merger, dated as of December 22, 2010 (the “Merger Agreement”). The Merger Agreement provides for, among other things, the terms and conditions of the Offer and the Merger. See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Conditions of the Offer.”

What does the Todd Board recommend?

After careful consideration, the Todd Board by a unanimous vote of the disinterested directors (i) determined that the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Todd and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, and (iii) recommended that the stockholders of Todd tender their Shares pursuant to the Offer, and to the extent required by applicable law, approve the Merger and adopt the Merger Agreement.

See the “Introduction” and Section 12 — “Purpose of the Offer; Plans for Todd” and Todd’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to be filed with the SEC and furnished to stockholders in connection with the Offer.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•

that the number of Shares that have been validly tendered and not properly withdrawn before the Expiration Date, together with any Shares then owned by Parent and its subsidiaries and the number of Shares that may be validly issued as Top-Up Shares (as defined on page 6), equals at least 90% of the Shares outstanding as of the Expiration Date on a fully diluted basis (the “Minimum Tender Condition”);

•

the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other applicable federal, state or foreign laws regulating competition and the receipt of any required approval from a governmental entity that is necessary for the consummation of the transactions contemplated by the Merger Agreement;

•

the receipt by Parent or Merger Sub (either directly or through their subsidiaries) of proceeds under (i) a Debt Commitment Letter from GE Capital Markets, Inc., General Electric Capital Corporation and KeyBank National Association and (ii) a Mezzanine Debt Commitment Letter from Endeavour Structured Equity and Mezzanine Fund I, LP (the “Financing Proceeds Condition”);

•

that since December 22, 2010, there has not occurred any change, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a “Material Adverse Effect” with respect to Todd (as defined on page 40);

•

that the Todd Board has not withdrawn or changed its recommendation that holders of Shares tender their shares in the Offer and, if necessary, vote their Shares in favor of the adoption of the Merger Agreement and to approve the Merger;

•

that as of immediately prior to the closing of the purchase of the Shares, Todd is solvent (determined before giving effect to the incurrence of the Financing (as defined on page 3) and the consummation of the transactions contemplated by the Merger Agreement and the Financing);

•	that Todd and Parent have not reached an agreement that the Offer or the Merger Agreement be terminated in accordance with its terms; and

•

that Frank Foti, the President, Chairman and Manager of Parent, who owns 98% of the equity interests of Parent and whose presence is critical to the successful completion of the Offer and the Merger, has not died or become disabled.

The Offer is also subject to other conditions. See Section 9 — “Source and Amount of Funds” and Section 15 — “Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer?

We estimate that we will need up to approximately $130 million to purchase all of the issued and outstanding Shares and to cash out all outstanding Todd restricted stock units and stock settled appreciation rights, approximately $12.5 million to pay related fees and expenses, and approximately $29.7 million to repay indebtedness of Parent at the closing of the Merger. We have received a commitment from our lenders to provide us with (i) a senior secured credit facility in an aggregate amount of $145 million (the “Senior Secured Facilities”), comprised of a $120 million term loan facility and a $25 million revolving credit facility and (ii) mezzanine debt in the form of senior subordinated notes in the amount of $15 million (the “Mezzanine Debt”, and together with the Senior Secured Facilities, the “Financing”). Subject to certain conditions, the Financing will be available to us to finance the Offer and the Merger, repay certain existing indebtedness of Parent and pay related fees and expenses and provide for ongoing working capital and for other general corporate purposes of Todd. Proceeds of the Financing, together with cash on hand at Todd at closing and cash from Parent and its affiliates, will be sufficient to pay the Offer Price for all Shares tendered in the Offer and payouts with respect to Todd restricted stock and stock settled appreciation rights, and all related fees and expenses. The Financing is subject to certain conditions. If we do not receive the proceeds of the Financing, we will not be obligated to purchase Shares in the Offer. See Section 9 — “Source and Amount of Funds.”

If the Merger Agreement is terminated because we do not receive the proceeds of the Financing, we may be obligated to pay Todd a termination fee of $6,500,000.

Is your financial condition relevant to my decision to tender in the Offer?

We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger;

•	the Offer is being made for all outstanding Shares solely for cash;

•	if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger; and

•	we have received debt commitments in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer.

See Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

How long do I have to decide whether to tender in the Offer?

You will have until midnight, New York City time, on January 28, 2011, to tender your Shares in the Offer, subject to extension of the Offer or the earlier termination of the Offer, each in accordance with the Merger Agreement. Further, if you cannot deliver everything that is required to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank, or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within three New York Stock Exchange (“NYSE”) trading days. See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances can or will the Offer be extended?

Yes, the Offer can be extended beyond the January 28, 2011 expiration date (the “Original Expiration Date”), but in no event will we be required to extend the Offer beyond March 11, 2011.

Pursuant to the Merger Agreement, the Offer may be extended beyond the Original Expiration Date in the following circumstances:

•

if Todd delivers written notice to us at least four business days prior to the Original Expiration Date that it elects to extend the No-Shop Period Start Date (as defined on page 44) for up to 14 days, we will extend the Original Expiration Date for an equal period of time;

•

if, at the Original Expiration Date or the extended expiration date, if Todd has exercised the extension described the first bullet above, (i) any condition of the Offer other than the Financing Proceeds Condition is not satisfied or waived, we will extend the Offer for up to ten business days (the number of days to be mutually agreed by us and Todd) and (ii) the only condition of the Offer not satisfied is the Financing Proceeds Condition, then we may elect to extend the Offer for one and only one extension of less than five business days;

•

if, after the application of the extension provisions in the first two bullets, at any then scheduled expiration date, (i) any condition of the Offer other than the Financing Proceeds Condition is not satisfied or waived, we must extend the Offer in consecutive increments of up to five business days (or such longer period as we and Todd agree) provided that if the Proxy Statement Clearance Date (as defined below) has occurred on or prior to February 11, 2011, then no such extension is required, but at our or Todd’s election, we will extend the Offer in increments of up to five business days (or such longer period as we and Todd agree) each until the Proxy Statement Clearance Date, and (ii) the only condition of the Offer not satisfied is the Financing Proceeds Condition, then we may elect to extend the Offer for one and only one extension of less than five business days, but only to the extent we have not exercised our similar extension right described in the second bullet above; and

•

we must extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or NYSE applicable to the Offer, but are not required to extend the offer under this provision beyond February 11, 2011.

“Proxy Statement Clearance Date” means the date on which the SEC has, orally or in writing, confirmed that it has no further comments on the proxy statement to be filed by Todd related to the adoption of the Merger Agreement by the stockholders of Todd (the “Proxy Statement”), including the first date following the tenth calendar day following the filing of the preliminary Proxy Statement if the SEC has not informed Todd that it intends to review the Proxy Statement.

If we extend the time period of this Offer, this extension will extend the time that you will have to tender your Shares. See Section 1 — “Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day of the scheduled Expiration Date. See Section 1— “Terms of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary not later than the time the Offer expires. If your Shares are held in street name (i.e., through a broker, dealer or other nominee), your Shares can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within three NYSE trading days. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after February 28, 2011, which is the 60th day after the commencement of the Offer, unless we have already accepted such Shares have for payment pursuant to the Offer. If you tendered your Shares by giving instructions to a broker, dealer or other nominee, you must instruct your broker, dealer or other nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker, dealer or other nominee, you must instruct your broker, dealer or other nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

If the Offer is completed, will Todd continue as a public company?

No. Following the purchase of Shares in the Offer, we plan to immediately consummate the Merger. If the Merger takes place, Todd will no longer be publicly owned.

We do not intend to complete the Offer and purchase the tendered Shares if, even after the full exercise of the Top-Up, it would result in us owning less than 90% of the Shares and therefore being unable to complete a short-form Merger. However, if for some reason the Merger does not take place but we purchase all of the tendered Shares, then there may be so few remaining stockholders and publicly held Shares that Todd common stock will no longer be eligible to be traded on NYSE or any other securities exchange, there may not be a public trading market for the common stock of Todd, and Todd may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies. See Section 13 — “Certain Effects of the Offer.”

If you do not complete the Offer, will you nevertheless complete the Merger?

If the Minimum Tender Condition is not met, and in certain other circumstances, the parties have agreed to complete the Merger without the prior completion of the Offer after receipt of the approval of a majority of the stockholders of Todd for the adoption of the Merger Agreement. In that case, the consummation of the Merger would be subject to conditions similar to the Offer conditions, other than the inapplicability of (i) the Minimum Tender Condition, (ii) the Financing Proceeds Condition, (iii) the condition regarding exercise of the Top-Up, and (iv) and the condition regarding the occurrence of a Triggering Event. However, either party would have the right to terminate the Merger Agreement, and therefore would not complete the Merger, if fewer than 40% of the outstanding Shares are tendered and not withdrawn in response to the Offer.

If we do not complete the Offer, Todd has agreed to hold a meeting of its stockholders to consider and vote on the adoption of the Merger Agreement and will separately mail the Proxy Statement to holders of record of Shares as of the record date for the stockholder meeting. We are not asking you to take any action with respect to the Merger at this time.

If I object to the price being offered, will I have appraisal rights?

You will not have appraisal rights in the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who comply with the applicable legal requirements will have appraisal rights under Delaware law. If you have and choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under Delaware law, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares. This value may be more or less than the price that we are offering to pay you for your Shares in the Offer. See Section 12 — “Purpose of the Offer; Plans for Todd.”

If I decide not to tender, how will the Offer affect my Shares?

If the Merger is consummated and you have not tendered your Shares in the Offer, you will receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer, subject to any appraisal rights properly exercised under Delaware law. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that if you tender your Shares, you may be paid earlier and no appraisal rights will be available. If we purchase all of the tendered Shares and the Merger does not take place, however, the number of stockholders and the number of Shares that are held by the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described above, Todd may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies. See the “Introduction” and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On December 22, 2010, the last trading day before we announced the Offer, the last sale price of the Shares reported on the NYSE was $21.00 per Share. On December 28, 2010, the last trading day when the sale price of Shares was available before we commenced the Offer, the last sale price of the Shares reported on the NYSE was $22.36 per Share. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. Concurrently with the execution of the Merger Agreement, we entered into a stockholder tender and voting agreement with all of Todd’s directors and executive officers and Woodbourne Partners, L.P., a private investment company that holds Shares (the “Stockholder Tender Agreement”), pursuant to which such stockholders have agreed to tender their Shares in the Offer upon the terms and subject to the conditions of such agreement and have given a proxy to Parent and Purchaser or have otherwise agreed to vote their Shares in favor of the adoption of the Merger Agreement to approve the Merger, if necessary. The Shares subject to the Stockholder Tender Agreement comprise approximately 15.3% of the outstanding Shares. The Stockholder Tender Agreement will terminate upon certain circumstances, including upon termination of the Merger Agreement. See Section 12 — “Purpose of the Offer; Plans for Todd.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 — “Conditions of the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $22.27 in cash, without interest, less any applicable withholding and transfer taxes promptly following expiration of the Offer. See Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment of Shares.”

What is the Top-Up and when will it be exercised?

If we acquire at least 90% of the outstanding Shares, including through exercise of the Top-Up, we will complete the Merger through the “short form” procedures available under Delaware law. Todd has granted to us an irrevocable right (the “Top-Up”), which may be automatically exercised immediately following consummation of the Offer, if necessary, to purchase from Todd the number of Shares (“Top-Up Shares”) that, when added to the Shares already owned by us following consummation of the Offer, constitutes at least 90% of the then outstanding Shares, provided that we may only purchase up to the number of Shares that are authorized but unissued at the time of exercise of the Top-Up. Based on representations and warranties of Todd in the Merger Agreement concerning the number of authorized but unissued Shares on the date of this Offer, we estimate that the Top-Up will be automatically exercised if approximately 67% of all issued and outstanding Shares are tendered in the Offer. See Section 12 — “Purpose of the Offer; Plans for Todd” and Section 16 — “Certain Legal Matters; Regulatory Approvals.”

What will happen to my restricted stock units in the Offer?

The Offer is made only for Shares and is not made for any equity incentive awards. Upon the consummation of the Merger, each outstanding restricted stock unit granted pursuant to Todd’s equity compensation plan will be canceled in consideration for the right to receive a cash payment equal to the Offer Price multiplied by the maximum number of Shares subject to such restricted stock unit, less any applicable withholding taxes. See Section 11 — “The Merger Agreement; Other Agreements.”

What will happen to my stock settled appreciation rights in the Offer?

Upon the consummation of the Merger, each outstanding stock settled appreciation right granted pursuant to Todd’s equity compensation plan will be canceled in consideration for the right to receive a cash payment equal to (i) the excess, if any, of the Offer Price over the per share exercise price of the Shares linked to such stock settled appreciation right, multiplied by (ii) the number of Shares linked to such stock settled appreciation right, less any applicable withholding taxes. See Section 11 — “The Merger Agreement; Other Agreements.”

What will happen to my restricted stock in the Offer?

Immediately prior to the consummation of the Merger, each outstanding share of restricted stock that has not vested, will vest, will be treated as a Share in the Merger, and will be exchanged for the right to receive an amount equal to $22.27 per Share, without interest and less any applicable withholding and transfer taxes. See Section 11 — “The Merger Agreement; Other Agreements.”

What are the United States federal income tax consequences of the Offer and the Merger?

If you are a United States Holder (as defined on page 18), your receipt of cash in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, you will recognize gain or loss equal to the difference between your adjusted tax basis in the Shares you tender or exchange and the amount of cash you receive for those Shares. If you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held such Shares more than one year. If you are a non-United States Holder, the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger generally will be exempt from United Stated federal income tax. You should consult your tax advisor about the particular tax consequences to you of tendering your Shares in the Offer or exchanging your Shares in the Merger. See Section 5 — “Certain United States Federal Income Tax Consequences” for a more detailed discussion of certain United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

Who should I talk to if I have additional questions about the Offer?

You may call Phoenix Advisory Partners, the Information Agent for the Offer, toll-free at (800) 576-4314. Banks and brokers may call collect at (212) 493-3910.

INTRODUCTION

Nautical Miles, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Vigor Industrial LLC (“Parent”), an Oregon limited liability company, is offering to purchase for cash all outstanding shares of common stock, par value $0.01 per share (“Shares”), of Todd Shipyard Corporation, a Delaware corporation (“Todd”), at a price of $22.27 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable withholding and transfer taxes, upon the terms and subject to the conditions set forth in this offer to purchase (together with any amendments and supplements, this “Offer to Purchase”) and in the related letter of transmittal (together with any amendments and supplements, the “Letter of Transmittal,” and, together with this Offer to Purchase, collectively constitute the “Offer”). The Offer and the withdrawal rights will expire at midnight, New York City time, on January 28, 2011 (the “Expiration Date,” unless the Offer is extended, in which event the term “Expiration Date” means the latest time and date on which the Offer, so extended, expires) or terminated in accordance with the terms of the Merger Agreement (as defined below).

We are making this Offer pursuant to the Agreement and Plan of Merger, dated as of December 22, 2010 (the “Merger Agreement”), by and among Parent, Purchaser and Todd. The Merger Agreement provides that Purchaser will be merged with and into Todd (the “Merger”), with Todd continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Todd, Purchaser or Parent, or shares held in Todd’s treasury, all of which will be canceled, and other than Shares that are held by stockholders, if any, who are entitled to and have properly exercised their appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”)) will be converted into the right to receive $22.27 in cash, without interest and less any applicable withholding and transfer taxes (the “Merger Consideration”). The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Todd restricted stock, restricted stock units and stock settled appreciation rights.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined on page 8) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer or other nominee should consult such institution as to whether it charges any service fees. Parent or Purchaser will pay all charges and expenses of American Stock Transfer & Trust Company, as depositary for the Offer (the “Depositary”), and Phoenix Advisory Partners, as information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See Section 17 — “Fees and Expenses.”

After careful consideration, Todd’s board of directors (the “Todd Board”) by a unanimous vote of the disinterested directors (i) determined that the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Todd and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, and (iii) recommended that the stockholders of Todd tender their Shares pursuant to the Offer, and to the extent required by applicable law, approve the Merger and adopt the Merger Agreement.

A more complete description of the Todd Board reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is contained in Todd’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), that is being furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the sub-heading “Background of the Offer and Merger; Reasons for Recommendation.”

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things, (i) that the number of Shares that have been validly tendered and not properly withdrawn before the Expiration Date, together with any Shares then owned by Parent and its subsidiaries and the number of Shares that may be validly issued as Top-Up Shares (as defined on page 38), equals at least 90% of the Shares outstanding as of the Expiration Date on a fully diluted basis (the “Minimum Tender Condition”); (ii) the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other applicable federal, state or foreign laws regulating competition and the receipt of any required approval from a governmental entity that is necessary for the consummation of the transactions contemplated by the Merger Agreement (the “Competition Law Condition”); (iii) the receipt by Parent or Purchaser (either directly or through their subsidiaries) of proceeds under (a) a Debt Commitment Letter from GE Capital Markets, Inc., General Electric Capital Corporation and KeyBank National Association and (b) a Mezzanine Debt Commitment Letter from Endeavour Structured Equity and Mezzanine Fund I, LP (the “Financing Proceeds Condition”); (iv) the absence of any law, judgment, or injunction in effect that could reasonably be expected to directly or indirectly have certain adverse effects on the transactions contemplated by the Merger Agreement or Parent, Todd, or any of their respective Subsidiaries; (v) that since December 22, 2010, there has not occurred any change, event or occurrence that, individual or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect with respect to Todd; (vi) that the Todd Board has not withdrawn or changed its recommendation that holders of Shares tender their Shares in the Offer and, if necessary, vote their Shares in favor of the adoption of the Merger Agreement to approve the Merger; (vii) that if the exercise of the Top-Up (as defined on page 38) is necessary to ensure that Parent and Purchaser collectively own at least 90% of the Shares immediately after the completion of the Offer, there does not exist under applicable law or other legal restraint any restriction or legal impediment on Purchaser’s ability and right to exercise the Top-Up, and the Shares issuable upon exercise of the Top-Up, together with any Shares held by Parent and Purchaser (including Shares validly tendered in the Offer), constitute at least 90% of the outstanding Shares; (viii) that as of immediately prior to the closing of the purchase of the Shares, Todd is solvent; (ix) that a Triggering Event (as defined on pages 50-51) has not occurred and remains continuing; (x) that Todd and Parent have not reached an agreement that the Offer or the Merger Agreement be terminated; and (xi) that Frank Foti, the President, Chairman and Manager of Parent, who owns 98% of the equity interests of Parent and whose presence is critical to the successful completion of the Offer and the Merger, has not died or become disabled. The Offer is also subject to other conditions. See Section 9 — “Source and Amount of Funds” and Section 15 — “Conditions of the Offer.”

Todd has advised Parent that, on December 15, 2010, 5,787,231 Shares were issued and outstanding. Assuming that no Shares are issued after December 15, 2010, there would be 5,787,231 Shares outstanding and the Minimum Tender Condition would be satisfied if at least 67% of the Shares are validly tendered and not withdrawn prior to the Original Expiration Date (including the 15.3% of the Shares subject to the Stockholder Tender Agreement).

Pursuant to the Merger Agreement, effective upon the closing of the Offer, if Purchaser holds at least 90% of the outstanding Shares, Purchaser will be entitled to designate a number of directors, rounded up to the next whole number, subject to compliance with applicable law, to the Todd Board that is equal to the total number of directors on the Todd Board (giving effect to the increase described in this sentence) multiplied by the percentage that the number of Shares beneficially owned by Parent and Purchaser (including shares accepted for payment) bears to the total number of shares then outstanding, and Todd will cause Parent’s designees to be elected or appointed to the Todd Board. However, if Parent’s designees are appointed or elected to the Todd Board, until the effective time of the Merger, the Todd Board will have at least two independent directors (as defined by the rules of the New York Stock Exchange (“NYSE”)). At such time, Todd will also cause individuals designated by Parent to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Todd Board, to the fullest extent permitted by applicable law and the rules of NYSE. Information concerning Purchaser’s designees to the Todd Board is set forth in the Information Statement attached as Annex I to the Schedule 14D-9 (the “Information Statement”).

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the then outstanding Shares. This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies at this time. If Purchaser acquires at least 90% of the Shares in the Offer, including pursuant the Top-Up (as defined on page 38), if applicable, Purchaser will consummate the Merger under the DGCL without a stockholders’ meeting and without the need for approval of Todd’s other stockholders. If the Minimum Tender Condition is not met, and in certain other circumstances, the parties have agreed to complete the Merger without the prior completion of the Offer, after receipt of the approval of a majority of Todd’s stockholders for the adoption of the Merger Agreement. In that case, the consummation of the Merger would be subject to similar conditions as the Offer conditions, other than the addition of the stockholder approval requirement and other than the inapplicability of (i) the Minimum Tender Condition, (ii) the Financing Proceeds Condition, (iii) the condition regarding exercise of the Top-Up, (iv) the condition regarding the recommendation of the Todd Board, and (v) and the condition regarding the occurrence of a Triggering Event. Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Certain United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.”

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition, the Financing Proceeds Condition and the other conditions set forth in Section 15 — “Conditions of the Offer.” Subject to the provisions of the Merger Agreement, we may waive any or all of the conditions to our obligation to purchase Shares pursuant to the Offer other than (i) the Minimum Tender Condition and (ii) the Competition Law Condition, which may only be waived with the prior written consent of Todd.

Pursuant to the Merger Agreement, the Offer may be extended beyond the initial expiration date of January 28, 2011 (the “Original Expiration Date”) in the following circumstances:

•

if Todd delivers written notice to Parent at least four business days prior to the Original Expiration Date that it elects to extend the No-Shop Period Start Date (as defined on page 44) for up to 14 days, the offer will be extended beyond the Original Expiration Date for an equal period of time;

•

if, at the Original Expiration Date or the extended expiration date, if Todd has exercised the extension described the first bullet above, (i) any condition of the Offer other than the Financing Proceeds Condition is not satisfied or waived, Parent will extend the Offer for up to ten business days (the number of days to be mutually agreed by Parent and Todd) and (ii) the only condition of the Offer not satisfied is the Financing Proceeds Condition, then Parent may elect to extend the Offer for one and only one extension of less than five business days;

•

if, after the application of the extension provisions in the first two bullets, at any then scheduled expiration date, (i) any condition of the Offer other than the Financing Proceeds Condition is not satisfied or waived, Parent must extend the Offer in consecutive increments of up to five business days (or such longer period as Parent and Todd agree) provided that if the Proxy Statement Clearance Date (as defined below) has occurred on or prior to February 11, 2011, then no such extension is required, but at Parent’s or Todd’s election, the Offer will be extended in increments of up to five business days (or such longer period as Parent and Todd agree) each until the Proxy Statement Clearance Date, and (ii) the only condition of the Offer not satisfied is the Financing Proceeds Condition, then Parent may elect to extend the Offer for one and only one extension of less than five business days, but only to the extent Parent has not exercised a similar extension right described in the second bullet above; and

•

Parent must extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or NYSE applicable to the Offer, but is not required to extend the offer under this provision beyond February 11, 2011.

“Proxy Statement Clearance Date” means the date on which the SEC has, orally or in writing, confirmed that it has no further comments on the proxy statement to be filed by Todd related to the adoption of the Merger Agreement by the stockholders of Todd (the “Proxy Statement”), including the first date following the tenth calendar day following the filing of the preliminary Proxy Statement if the SEC has not informed Todd that it intends to review the Proxy Statement.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, we expressly reserve the right, in our sole discretion, at any time or from time to time, (i) to extend the Offer if any of the conditions set forth in Section 15 — “Conditions of the Offer” have occurred, (ii) to waive any condition to the Offer (other than the Minimum Tender Condition or the Competition Law Condition) or (iii) to otherwise amend the Offer in any respect, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to stockholders and investor response. Accordingly, if, prior to the Expiration Date, with the consent of the Company, we decrease the number of Shares being sought or increase the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or a federal holiday, and will consist of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Todd has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Todd’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn pursuant to the Offer not later than the fourth business day after the Expiration Date and in any event in accordance with Rule 14(e)-1(d) under the Exchange Act. Subject to the Merger Agreement and in compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares to comply in whole or in part with any applicable law, including receipt of regulatory or government approvals. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined on page 14) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or we are unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any extension of the Offer or delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, before the Expiration Date, we increase the price being paid for Shares, we will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. For a Company stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Share certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message (as defined below) and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the section entitled “Special Delivery Instructions” or the section entitled “Special Payment Instructions” in the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, what we refer to as an “Eligible Institution” and collectively what we refer to as “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock power, in either case signed exactly as the name(s) of the registered holder(s) appears on the Share certificate, with the signature(s) on such Share certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

(iii) the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by overnight courier or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility. Pursuant to the Merger Agreement, Shares delivered by a Notice of Guaranteed Delivery do not need to be counted by Purchaser toward the satisfaction of the Minimum Tender Condition and therefore it is preferable for Shares to be tendered by the other methods described in this Offer to Purchase.

The method of delivery of Share certificates, the Letter of Transmittal, and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when we accept the Shares for payment, we will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our reasonable discretion, which determination will be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment. By executing the Letter of Transmittal (or delivering an Agent’s Message) as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided in this Offer to Purchase. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such

Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each of our designees will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Todd’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. We reserve the right to require that, for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

Backup Withholding. Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service (“IRS”) a portion (currently, 28%) of the amount of any payments we make pursuant to the Offer. To prevent backup withholding from being imposed on the payment of the Offer Price of Shares purchased pursuant to the Offer, each United States Holder (as defined on page 18) must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing IRS Form W-9 included in the Letter of Transmittal or otherwise establish a valid exemption from backup withholding to the satisfaction of the Depositary. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All United States Holders (as defined on page 18) surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals) are exempt from backup withholding and payments to such persons will not be subject to backup withholding provided that a valid exemption is established to the satisfaction of the Depositary. Each tendering non-United States Holder (as defined on page 18) should submit an appropriate properly completed IRS Form W-8 (a copy of which may be obtained from the Depositary) certifying, under penalties of perjury, to such non-United States Holder’s foreign status to establish an exemption from backup withholding. See Instruction 9 of the Letter of Transmittal.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after February 28, 2011, which is the 60th day after the commencement of the Offer, unless we have already accepted such Shares for payment pursuant to the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the

Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Offer to Purchase.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by us, in our reasonable discretion, which determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain United States Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences to beneficial owners of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or foreign jurisdiction and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	a partnership, an S corporation or other pass-through entity (or an investor in a partnership, S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Shares that received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that has a functional currency other than the United States dollar;

•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a United States expatriate;

•	any holder of Shares that entered into a Stockholder Tender Agreement as part of the transactions described in this Offer to Purchase; or

•

any holder of Shares that beneficially owns, actually or constructively, or at some time during the 5-year period ending on the date of the exchange has beneficially owned, actually or constructively, more than 5% of the total fair market value of the Shares.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Such holders should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the Treasury regulations promulgated under the Code, and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed in this Offer to Purchase, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out in this Offer to Purchase is intended only as a summary of the material United States federal income tax consequences to a holder of Shares. We urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or foreign tax laws.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes, and a United States Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares exchanged therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States Holder’s holding period for the Shares is more than one year at the time of the exchange. Long-term capital gain recognized by an individual holder generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax

Proceeds from the exchange of Shares pursuant to the Offer or pursuant to the Merger generally will be subject to backup withholding tax at the applicable rate (currently, 28%) unless the applicable United States Holder or other payee provides a valid taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding tax. Any amounts withheld under the backup withholding tax rules from a payment to a United States Holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Each United States Holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary.

Non-United States Holders

The following is a summary of the material United States federal income tax consequences that will apply to you if you are a non-United States Holder of Shares. The term “non-United States Holder” means a beneficial owner of Shares that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

The following discussion applies only to non-United States Holders, and assumes that no item of income, gain, deduction or loss derived by the non-United States Holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed in this Offer to Purchase, may apply to certain non-United States Holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	investors in pass-through entities that are subject to special treatment under the Code; and

•	non-United States Holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Shares

Payments made to a non-United States Holder with respect to Shares exchanged for cash in the Offer or pursuant to the Merger generally will be exempt from United States federal income tax. However, if the non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of the Shares, net of applicable United States-source losses from sales or exchanges of other capital assets recognized by the holder during the year.

Backup Withholding Tax

A non-United States Holder may be subject to backup withholding tax with respect to the proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger, unless, generally, the non-United States Holder certifies under penalties of perjury on an appropriate IRS Form W-8 that such non-United States Holder is not a United States person, or the non-United States Holder otherwise establishes an exemption in a manner satisfactory to the Depositary.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against the non-United States Holder’s United States federal income tax liability, provided the required information is furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Shares. Holders of Shares should consult their own tax advisors as to the particular tax consequences to them of tendering their Shares for cash pursuant to the Offer or exchanging their Shares for cash in the Merger under any federal, state, foreign, local or other tax laws.

6. Price Range of Shares; Dividends.

The Shares are listed on the NYSE under the symbol “TOD.” The Shares have been listed on the NYSE since March 1969.

The following table sets forth for the indicated periods the high and low sales prices per Share as reported on the NYSE.

	High	Low
Year Ending March 28, 2011
First Quarter	$17.19	$14.00
Second Quarter	$15.58	$14.41
Third Quarter (through December 28, 2010)	$23.25	$14.75

Year Ended March 28, 2010
First Quarter	$17.80	$12.50
Second Quarter	$17.80	$15.51
Third Quarter	$17.70	$15.88
Fourth Quarter	$17.14	$13.98

Year Ended March 29, 2009
First Quarter	$17.14	$14.10
Second Quarter	$15.80	$12.67
Third Quarter	$13.75	$9.47
Fourth Quarter	$14.50	$10.11

On December 22, 2010, the last trading day before Todd announced that Parent and Todd had entered into the Merger Agreement, the last sale price of Shares reported on the NYSE was $21.00 per Share; therefore, the Offer Price of $22.27 per share represents a premium of approximately 6% over such price. On December 28, 2010, the last trading day when the sale price of Shares was available prior to the original printing of this Offer to Purchase, the last sale price of Shares reported on the NYSE was $22.36 per share.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

During each quarter of fiscal years 2009 and 2010, Todd paid a quarterly cash dividend of $0.05 per Share. A dividend of $0.075 per share was paid on June 23, 2010. Under the terms of the Merger Agreement, Todd is not permitted to declare or pay dividends in respect of Shares other than the payment of the quarterly cash dividend declared by Todd on August 20, 2010 of $0.10 per Share and a dividend of $0.10 per Share contemplated to be declared in December 2010 to be paid after March 11, 2011 to stockholders of record as of a date that is after March 11, 2011.

7. Certain Information Concerning Todd.

The following description of Todd and its business has been taken from Todd’s Annual Report on Form 10-K for the fiscal year ended March 28, 2010, and is qualified in its entirety by reference to such report.

General. Todd is incorporated under the laws of the State of Delaware and operates shipyards through its wholly-owned subsidiaries, Todd Pacific Shipyards Corporation (“Todd Pacific”) and Everett Shipyard, Inc. Todd Pacific has historically been engaged in the repair/overhaul, conversion and construction of commercial and military ships. Everett Shipyard, Inc. is engaged in repair, overhaul, and conversion work of commercial and government owned vessels.

Todd is the largest private shipyard operator in the Pacific Northwest. A substantial amount of Todd’s business is repair and maintenance work on commercial and federal government vessels engaged in various maritime activities in the Pacific Northwest. Todd also provides new construction and industrial fabrication services for a wide variety of customers. Todd’s customers include the U.S. Navy, the U.S. Coast Guard, Military Sealift Command, National Oceanic & Atmospheric Administration, Washington State Ferries, the Alaska Marine Highway System, fishing fleets, cargo shippers, tug and barge operators, and cruise lines.

Available Information. Todd is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Securities and Exchange Commission (“SEC”) relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Todd’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of Todd’s securities, any material interests of such persons in transactions with Todd and other matters is required to be disclosed in proxy statements and periodic reports distributed to Todd’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. Todd also maintains a website at www.toddpacific.com. The information contained in, accessible from or connected to Todd’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Todd’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

8. Certain Information Concerning Parent and Purchaser.

Purchaser. Nautical Miles, Inc., a Delaware corporation, or Purchaser, is a wholly-owned subsidiary of Parent and was formed solely for the purpose of facilitating the acquisition of Todd. To date, Purchaser has not carried on any activities other than those related to its formation, the Offer and the Merger and arranging the related financing. Purchaser has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement and the financing commitments and obligations under the Merger Agreement. Upon consummation of the proposed Merger, Purchaser will merge with and into Todd and will cease to exist, with Todd continuing as the surviving corporation. The business address for Purchaser is: 5555 N. Channel Ave., Portland, Oregon 97217. The business telephone number for Purchaser is (800) 505-1930.

Parent. Vigor Industrial LLC, an Oregon limited liability company, or Parent, through its subsidiaries operates several businesses that provide ship repair, building, scrapping, industrial fabrication, sand blasting, coating, vessel conversion, and machine shop operation services. The business address for Parent is: 5555 N. Channel Ave., Portland, Oregon 97217. The business telephone number for Parent is (800) 505-1930.

Additional Information. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the directors and executive officers of Parent and Purchaser, and the control persons of Parent and Purchaser, are set forth in Schedule I. None of Parent and Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase, (i) none of Parent and Purchaser nor, to the knowledge of Parent and Purchaser, any of the persons or entities listed in Schedule I beneficially owns or has a right to acquire any Shares or any other equity securities of Todd, and (ii) none of Parent and Purchaser nor, to the knowledge of the Parent and Purchaser, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of Todd during the past 60 days.

Except as set forth elsewhere in this Offer to Purchase, (i) none of Parent and Purchaser nor, to the knowledge of Parent and Purchaser, any of the persons listed on Schedule I, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Todd and (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Parent and Purchaser nor, to the knowledge of Parent and Purchaser, any of the persons listed in Schedule I, on the one hand, and Todd or any of its executive officers, directors and/or affiliates, on the other hand.

Except as set forth elsewhere in this Offer to Purchase, during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Parent and Purchaser nor, to the knowledge of Purchaser, any of the persons or entities listed in Schedule I, on the one hand, and Todd or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

We do not believe that Purchaser’s financial condition is relevant to stockholder’s decision whether to tender Shares and accept the Offer because (i) Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger, (ii) the Offer is being made for all outstanding Shares solely for cash, (iii) if the Offer is consummated, Purchaser will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer, and (iv) Purchaser has received debt commitments in the aggregate for sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and its exhibits, as well as other information filed by Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference room. Copies of this information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains the Schedule TO and its exhibits and other information that Purchaser has filed electronically with the SEC.

9. Source and Amount of Funds.

We estimate that we will need approximately $130 million to purchase all of the issued and outstanding Shares and to cash out all outstanding Todd restricted stock units and stock settled appreciation rights, approximately $12.5 million to pay related fees and expenses, and approximately $29.7 million to repay indebtedness of Parent at the closing of the Merger. We have received a commitment from our lenders to provide us with (i) a senior secured credit facility in an aggregate amount of $145 million, comprised of a $120 million term loan facility and a $25 million revolving credit facility and (ii) mezzanine debt in the form of senior subordinated notes in an aggregate amount of $15 million. Subject to certain conditions, the debt financing commitments will be available to us to finance the Offer and the Merger, repay or refinance certain existing indebtedness of Parent, pay related fees and expenses and to provide ongoing working capital and for other general corporate purposes of the surviving corporation. The debt financing commitments are subject to certain conditions. If we do not receive the proceeds of the debt financing commitments, we will not be obligated to purchase Shares in the Offer.

If the Merger Agreement is terminated in the circumstance in which all other conditions have been satisfied and we do not receive the proceeds of the debt financing commitments, we may be obligated to pay Todd a termination fee of $6,500,000.

We believe that the financial condition of Parent, Purchaser and their respective affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger, (ii) the Offer is being made for all outstanding Shares solely for cash, (iii) if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger and, (iv) we have received equity and debt commitments in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer.

Debt Financing

We have received (i) a Senior Debt Commitment Letter from GE Capital Markets, Inc. (“GECM”), General Electric Capital Corporation (“GECC”) and KeyBank National Association (“Key Bank” and, together with GECC and KeyBank, the “Senior Lenders”) to provide to Purchaser (which includes for purposes of this Section 9, the surviving corporation in the Merger), subject to the conditions set forth in the Senior Debt Commitment Letter, up to $145 million of Senior Secured Credit Facilities and (ii) a Mezzanine Debt Commitment Letter from Endeavour Structured Equity and Mezzanine Fund I, LP (the “Mezzanine Lender”) to provide to Purchaser, subject to the conditions set forth in the Mezzanine Debt Commitment Letter, $15 million of mezzanine debt through the issuance of senior subordinated notes (the “Mezzanine Debt”). We refer to the Senior Debt Commitment Letter and the Mezzanine Debt Commitment Letter together as the “Commitment Letters” and the Senior Secured Credit Facilities and Mezzanine Debt together as the “Financing”. The amounts to be borrowed under the Commitment Letters will be used for the purposes of financing the Offer and the Merger, refinancing certain existing indebtedness of Parent, paying fees and expenses incurred in connection with the Offer and the Merger and the transactions contemplated thereby and for providing ongoing working capital and for other general corporate purposes of the Purchaser and its subsidiaries.

The commitment of the Senior Lenders and the Mezzanine Lender with respect to the Senior Secured Credit Facilities and Mezzanine Debt each expire upon the earliest to occur of (i) the termination of the Merger Agreement or the closing of the Merger or (ii) 5:00 p.m. Pacific time on March 11, 2011. The documentation governing the Financing has not been finalized, accordingly, the actual terms of the Financing may differ from those described in this document. Each of Parent and Purchaser has agreed to use its reasonable best efforts to arrange the debt financing on the terms and conditions described in the Commitment Letters. However, such Financing may not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the Financing described in this Offer to Purchase is not available.

Availability of Senior Secured Credit Facilities and Mezzanine Debt

The availability of the Senior Secured Credit Facilities and the Mezzanine Debt is subject, among other things, to consummation of the Merger in accordance with the Merger Agreement (without modifications thereto that are adverse to the lead arrangers or lenders under such facilities without the consent of the commitment parties thereunder), the absence of a material adverse effect on Todd, minimum availability under the revolving credit facility, payment of required fees and expenses, confirmation of solvency, certain real estate and equipment appraisals, delivery of material consents, contemporaneous repayment of certain indebtedness, purchase of $2 million in subordinated notes by affiliates of Parent, delivery of certain historical and pro forma financial information, the execution of certain guarantees and, with respect to the Senior Secured Credit Facilities, the creation of security interests and the negotiation, execution and delivery of definitive documentation.

Senior Secured Term and Revolving Credit Facilities

The Senior Secured Credit Facilities will consist of a (i) $120 term loan facility with a term of five years and (ii) a $25 million revolving credit facility (including a letter of credit subfacility) with a term of five years.

Roles. KeyBank has been appointed administrative and collateral agent for the Lenders and GE Corporate Financial Services, Inc. or an affiliate will act as co-administrative agent for the Lenders. KeyBank and GECM will act as co-lead arrangers for the Senior Secured Credit Facilities. GECM will act as the bookrunner for the Senior Secured Credit Facilities and KeyBank will act as the co-bookrunner for the Senior Secured Credit Facilities.

Borrowers. Parent and certain direct or indirect subsidiaries of Parent will act as borrowers under the Senior Secured Credit Facilities. We refer to the borrowers under the Senior Secured Credit Facilities together as the “Borrowers”.

Guarantors. All obligations under the Senior Secured Credit Facilities will be guaranteed by each of the existing and future direct and indirect, domestic subsidiaries of Parent that is not a borrower.

Interest Rate. Loans under the Senior Secured Credit Facilities are expected to bear interest at a rate of LIBOR plus 4.5% or a base rate plus 3.5%.

Prepayments and Amortization. The Borrowers will be permitted to make voluntary prepayments with respect to the Senior Secured Credit Facilities at any time, without premium or penalty (other than LIBOR breakage costs, if applicable). The Borrowers must make mandatory prepayments upon the occurrence of certain events with respect to the Borrowers or their other subsidiaries, subject to certain exceptions, including the sale or disposition of assets, any sales or issuances of debt securities or equity securities, the receipt of insurance proceeds from certain casualty and condemnation events, and, commencing with the receipt of audited financial statements for fiscal year 2011 and annually thereafter, up to 50% of excess cash flow for such fiscal year. The term loans under the Senior Secured Credit Facilities will amortize as follows:

Loan Year 1:	$10,800,000

Loan Year 2:	$10,800,000

Loan Year 3:	$12,000,000

Loan Year 4:	$12,600,000

Loan Year 5:	$9,450,000 (three quarters)

Maturity:	$64,350,000

Total	$120,000,000

Security. The obligations of the Borrowers and the guarantors under the Senior Secured Credit Facilities and under any swap agreements and cash management arrangements entered into with a lender, will be secured (subject to permitted liens and other agreed upon exceptions) on a first-priority basis by perfected liens and security interests in (i) all present and future shares of capital stock of (or other ownership or profit interests in) Parent and each of its existing and future direct and indirect, domestic and first-tier foreign subsidiaries after giving effect to the Merger, including Todd (limited, in the case of foreign subsidiaries, to 65% of the capital stock of first-tier foreign subsidiaries) and (ii) all of the present and future property and assets of the Borrowers and the guarantors after giving effect to the Merger, subject to customary exceptions to be agreed upon.

Other Terms. The Senior Secured Facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens and dividends and other distributions, and financial covenants measuring maximum total debt to EBITDA, minimum fixed charge coverage and maximum capital expenditures. The Senior Secured Credit Facilities will also include customary events of defaults including a change of control to be defined.

Mezzanine Debt

The Mezzanine Debt will consist of a $15 million term loan with a term of 66 months.

Issuers. Parent and certain direct or indirect subsidiaries of Parent will act as issuers (“Issuers”).

Guarantors. All obligations under the Mezzanine Debt will be guaranteed by each of the existing and future direct and indirect, domestic subsidiaries of Parent that is not an Issuer.

Interest Rate. Notes issued in respect of the Mezzanine Debt are expected to bear interest at a rate of 16.00%, consisting of 13.00% cash interest per annum and payment-in-kind interest of 3.00% per annum accrued quarterly to the principal balance of the Mezzanine Debt. The issuers will have the option one time per year to repay in cash the accrued payment-in-kind interest.

Redemption and Amortization. The Issuers will be permitted to make voluntary redemptions with respect to the Mezzanine Debt at any time following the first anniversary of the Mezzanine Debt, provided, that the redemption price during quarters 5-8 after funding of the Mezzanine Debt will equal 103% of the amount redeemed, the redemption price during quarters 9-12 after funding of the Mezzanine Debt will equal 102% of the amount redeemed, the redemption price during quarters 13-16 after funding of the Mezzanine Debt will equal 101% of the amount redeemed and, thereafter, the redemption price will equal 100% of the amount redeemed. The Issuers must make mandatory redemptions upon the occurrence of certain events with respect to the Issuers or their other subsidiaries, subject to certain exceptions, including maturity, an initial public offering of common stock or other third party equity raise, the issuance of additional indebtedness, a change of control, a sale of substantially all of the Issuers’ assets, or following an acceleration of the Mezzanine Loan following acceleration of the Mezzanine Debt by the Mezzanine Lender following an event of default. The Mezzanine Debt will have no mandatory amortization and the principal amount of the Mezzanine Debt shall be payable at maturity.

Security. The obligations of the Issuers and the guarantors under the Mezzanine Debt will be unsecured.

Other Terms. The Mezzanine Debt will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, anti-layering, liens and dividends and other distributions, and financial covenants set back from the financial covenants contained in the Senior Secured Credit Facilities in an amount to be agreed measuring maximum total debt to EBITDA, minimum fixed charge coverage, and maximum capital expenditures. The Mezzanine Debt will also include customary events of defaults including cross-default to the Senior Secured Credit Facilities.

10. Background of the Offer; Past Contacts or Negotiations with Todd.

Background of the Offer

The information set forth below regarding Todd was provided by Todd, and none of Parent, Purchaser nor any of its affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent or its affiliates or representatives did not participate.

The following is a description of contacts between representatives of Parent or Purchaser with representatives of Todd that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of Todd’s activities relating to these contacts, please refer to Todd’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

In 2006, Mr. Frank Foti, the President of Parent, and Mr. Welch, the President and Chief Executive Officer of Todd, had a series of conversations in which they considered various structures for combining the two companies, including a merger of Parent with and into a subsidiary of Todd, whereby Mr. Foti, as controlling equity owner of Parent, would receive a combination of cash and Todd registered stock. Mr. Foti and Mr. Welch also discussed the possibility of a “going private” transaction whereby management of Todd and significant stockholders would retain their stock interest in a consolidated company that would include the business of both Todd and Parent and/or its subsidiaries. These discussions did not lead to a transaction for a variety of reasons, including doubt that management and major stockholders of Todd would be willing to own stock in a privately held entity and reluctance by Mr. Foti to be a significant stockholder of a publicly traded company.

On April 28, 2010, Mr. Foti and Mr. Welch met while in Washington D.C. and had a brief discussion regarding the possibility of conducting further discussions relating to combining the two companies. No structure or price was discussed at that meeting.

On May 18, 2010, Mr. Foti called Mr. Welch to follow up on the discussion of April 28. In that conversation, Mr. Foti raised the possibility of Parent acquiring Todd in a cash transaction. Mr. Foti stated that the transaction might be accomplished using a financial partner. Mr. Foti asked Mr. Welch whether Todd was in a position to respond to an offer, and Mr. Welch said that Todd was in such a position. Mr. Welch reported this conversation to the other members of the Executive Committee.

On May 20 and May 21, 2010, Mr. Foti and Mr. Welch spoke by telephone, discussing Todd’s near term financial prospects and Parent’s access to the capital necessary to finance the acquisition of Todd’s stock. Mr. Welch and Mr. Foti discussed the “next steps” that would need to be taken in order to move forward with a possible transaction. Mr. Welch stated that he had been keeping Todd’s Executive Committee informed, and would be getting back to Mr. Foti with suggestions as to how to proceed.

On June 4, 2010, representatives of Parent met with representatives of Todd. In attendance on behalf of Parent were Mr. Foti, Mr. Joe O’Rourke (Senior Vice President for Business Development), and Mr. Bruce Dummer (Senior Vice President, Finance) and, on behalf of Todd, Mr. Welch and Mr. Joseph Lehrer, a member of Todd’s Board of Directors. At the meeting, the parties discussed the structure of a possible transaction, the method by which Parent would finance the transaction, the necessary steps in acquiring a publicly traded corporation, the particular areas of emphasis for due diligence and the method of valuing Todd. The parties discussed various approaches to valuing Todd, but no price was proposed by either party. At the meeting, it was determined that the parties would sign confidentiality agreements (the “Confidentiality Agreements”) that would provide for a confidential exchange of information between the parties and provide for the non-disclosure of discussions concerning a possible transaction.

Thereafter, drafts of Confidentiality Agreements were exchanged between attorneys at Greensfelder, Hemker & Gale, P.C. (“Greensfelder”) representing Todd, and attorneys at K&L Gates LLP (“K&L Gates”), representing Parent. On June 11, 2010 a telephone conversation was held among Mr. Foti, Mr. Lehrer and attorneys from K&L Gates regarding the Confidentiality Agreements and the method of exchanging information. The Confidentiality Agreements were executed on June 8, 2010 and June 13, 2010.

On June 13, 2010, Mr. Welch met with Mr. Foti and Parent’s Chief Operating Officer, Mr. David Whitcomb. At the meeting, the parties discussed the manner in which Parent and Todd would potentially operate on a combined basis, and the particular role for Mr. Welch in the combined operations. No conclusions were reached as a result of the discussion.

Pursuant to Mr. Foti’s requests, Mr. Welch sent financial projections for the next four years to Mr. Foti on June 15, 2010, which Mr. Foti planned on using in discussing financing alternatives with possible lenders and investors. Mr. Welch had continuing telephone discussions with Mr. Foti regarding the projections and the method of operating and managing the possible combined companies from June 15 through the end of July.

From June 13, 2010 through July 6, 2010, representatives of the Parent held various meetings with potential equity and debt providers who the Parent felt might finance the acquisition of Todd.

On July 6, 2010, Mr. Lehrer and Mr. Foti had a telephone conversation during which Mr. Lehrer inquired as to Mr. Foti’s progress in determining a possible offer price for Todd and how Mr. Foti was progressing on financing. Mr. Foti stated that he was discussing senior debt with various parties, and he was also having discussions with various parties regarding possible mezzanine or private equity financing. Thereafter, Mr. Lehrer provided certain potential lenders with confidentiality agreements, allowing them to receive non-public information concerning Todd.

On July 8, 2010, the Parent Board had its regularly scheduled Board meeting. At this meeting, the Board discussed the purchase price Parent would consider paying for Todd and the various equity and debt financing alternatives to finance the acquisition of Todd.

On July 26, 2010, K&L Gates attorneys had a conversation with Mr. Lehrer in which they discussed possible transaction structures, including a possible tender offer/merger approach. Mr. Lehrer stated that the discussion was premature because the parties had not yet agreed on the value of the transaction.

On July 28, 2010, Mr. Lehrer and Mr. Foti had a telephone conversation regarding the necessity of achieving a mutually acceptable formal proposal regarding the possible transaction. Mr. Foti told Mr. Lehrer that Parent would deliver a proposed term sheet to Todd for a scheduled conference call on August 2, 2010.

On August 2, 1010, Parent sent a proposed term sheet to Mr. Lehrer and Mr. Hodgson, which was followed by a telephone conference among Mr. Foti, Mr. Dummer, and K&L Gates, on behalf of Parent, and Mr. Hodgson and Mr. Lehrer, on behalf of Todd. The proposed term sheet contemplated a total purchase price of between $105 and $115 million, which equated to between $18.02 and $19.21 per share. Mr. Hodgson stated that such purchase price was unacceptable and that Todd was not sure it wanted to respond to the offer. Mr. Foti stated his belief that his proposal was a fair price.

On August 6, 2010 Mr. Foti called Mr. Lehrer to discuss some of the financial assumptions used by Parent to determine its price, and on August 7, 2010 Mr. Foti and Mr. Lehrer discussed financial projections regarding Todd’s operations.

On August 13, 2010, Mr. Foti and Mr. Lehrer discussed by telephone whether the gap in the purchase price negotiations could be closed. Mr. Foti stated that Parent’s top price was $118 million based on Todd’s March 31, 2010 financial statements. During the conversation, Mr. Lehrer pointed out that Todd was generating additional working capital over the amount shown on its March 31, 2010 financial statements. Mr. Foti stated that if it could be demonstrated that Todd’s working capital would increase by at least $12 million by a presumed closing of November 30, 2010, then Parent would be willing to increase the purchase price to $130 million. Mr. Foti confirmed this proposal to Mr. Lehrer in an e-mail on the same day. After a discussion with Mr. Welch and Mr. Hodgson, Mr. Lehrer sent Mr. Foti projections of the Todd’s working capital projections for the remainder of the year, which projected that Todd’s net working capital would be at least $12 million higher as of November 30, 2010 than at March 31, 2010.

On August 16, 2010, Mr. Foti sent an e-mail to Mr. Lehrer in which he specified that working capital projections of Todd should be presented net of contemplated transaction expenses and inquired about projections for results for the full 2011 fiscal year. Representatives of management of Todd held discussions with representatives of Parent later that day to provide more information about projections for the full 2011 fiscal year.

On August 19, 2010, Mr. Lehrer sent Brendan McDonnell of K&L Gates LLP a revised term sheet, and, in a telephone conversation and further e-mail correspondence, expressed that Todd was likely unwilling to accept less than $130 million for all of the equity of Todd.

Also on August 19, 2010, a meeting was held at the Seattle office of K&L Gates among Mr. Foti, K&L Gates attorneys, Mr. Hodgson and Mr. Lehrer. During that meeting, there was a discussion of Mr. Welch’s obligation to remain with Todd after the closing of the contemplated transaction. It was pointed out that Mr. Welch’s Employment Agreement contemplated a six month transition period after the closing of a change of control transaction. Parent also expressed concerns about the working capital projections provided by Todd, including a possible deterioration in the end of year working capital numbers and the projected amount of cash on hand at Todd at the presumed November 30, 2010 closing date.

On August 20, 2010, Todd held its regular annual meeting of stockholders and a regularly scheduled meeting of the Todd Board. At its meeting, the Todd Board discussed the status of the negotiations between Parent and Todd. After the meeting, Mr. Lehrer informed Mr. Foti that Todd’s Board instructed Mr. Lehrer to communicate to Mr. Foti that Todd had determined to terminate the discussions concerning the Transaction because of concerns that the term sheet had not yet been signed and concerns that Parent could not raise the necessary financing

That evening, Mr. Lehrer called Mr. Foti and informed him of the Todd Board’s decision. Mr. Foti expressed disappointment with the Todd Board’s decision, and stated that Parent believed it could make the financing available and was willing to go forward with the negotiated purchase price of $130 million so long as Parent’s questions regarding Todd performance and projections were adequately addressed by Todd. Mr. Lehrer relayed his discussion with Mr. Foti to the Todd Board. On August 24, 2010, the Todd Board decided to continue negotiations with Parent so long as (i) Todd received assurances from Parent’s lenders that they were likely to proceed with the financing based on their knowledge of Parent and Todd (through the Todd’s public filings) and (ii) Todd and Parent reached a mutually acceptable term sheet by the end of August. Mr. Lehrer and Mr. Foti then had a discussion where it was decided that Parent would perform more financial due diligence and Mr. Lehrer would speak to Parent’s potential lenders to determine whether the financing of the transaction was feasible.

Mr. Lehrer held separate discussions with the potential senior lenders on August 26, 2010, in which representatives of these lenders described their plans regarding the due diligence for the financing. Each of the lenders expressed the view that Todd’s contingent liabilities, particularly for environmental claims and asbestos claims, would not necessarily prevent the financing from occurring. Mr. Lehrer reported these conversations to the Todd Board.

Also on August 26, 2010, Mr. Welch and Mr. Berger Dodge, Todd’s Chief Financial Officer, had discussions with Mr. Dummer regarding a number of financial issues raised by Parent and they supplied Parent with additional financial information and business information. Between August 28 and August 31, 2010, Greensfelder, representing Todd and K&L Gates, representing Parent, negotiated the provisions of a term sheet, but were unable to reach agreement on the amount of a fee to be paid by Parent to Todd if Parent were to be unwilling or unable to close the transaction although all conditions were satisfied or if Parent were to be unable to obtain the necessary financing (a “reverse termination fee”). The parties also were not in agreement concerning requirements imposed by Parent that Todd have minimum levels of cash or working capital at the closing.

On August 30, 2010, the Todd Board decided to continue negotiations with Parent even though a term sheet had not been agreed upon. Also on that date, the Todd Board established a Transaction Committee, consisting of directors Hodgson, Baird, Reason and Clifford. The role of the Transaction Committee was broadly defined to include negotiating all terms of a potential transaction with Parent or other third parties.

During the first week of September 2010, representatives of Todd provided Parent with more detailed financial due diligence. Parent representatives indicated that before they incurred additional transaction expenses or allowed their potential lenders to perform more due diligence, they wanted to review the new financial due diligence in detail and finalize Parent’s proposal.

During the first two weeks of September 2010, Greensfelder and K&L Gates continued to negotiate the terms of a proposal, but were unable to reach agreement on the amount of a reverse termination fee or requirements that Todd have a minimum level cash or working capital at the closing.

On September 13, 2010, K&L Gates presented a formal proposal that did not contain any condition that Todd would have a minimum level of cash or working capital, however the proposal did not specify the amount of any reverse termination fee. Later that day, Mr. Foti and Mr. Hodgson discussed the amount of the reverse termination fee.

The Transaction Committee held a meeting on September 15, 2010. At this meeting, the Transaction Committee also approved the proposal as presented, with a purchase price of $130 million. The proposal also contained a summary of certain key provisions that the Parties proposed to be in any definitive merger agreement, including:

•	the transaction would be effected through a tender-offer followed by a “short form” merger, or, in certain cases, only a “long form” merger;

•	a “go-shop” period during which Todd would be permitted to solicit alternative transaction proposals after the signing of the definitive merger agreement;

•

Todd would have certain rights to terminate the agreement or change its recommendation to stockholders if required by the Todd Board’s fiduciary duties, including if a superior offer were made and accepted, whether during the go shop period or after. In such a case, Todd would be obligated to pay a termination fee to Parent equal to 3.5% of the aggregate purchase price (approximately $4,550,000); and

•

Parent would be granted an option to purchase a number of newly issued Shares, not exceeding the amount of authorized, unissued Shares. The purpose of the option is to permit Parent, upon the closing of the Offer to hold at least 90% of the Shares outstanding immediately after the issuance of the Shares pursuant to the option, so that the merger can be effected through a “short-form” merger procedure pursuant to Section 253 of the DGCL.

Although the proposal, as presented to the Transaction Committee, did not specify the amount of a reverse termination fee, Mr. Hodgson informed the committee that he believed Parent would agree to pay a reverse termination fee of 5% of the total purchase price. Mr. Hodgson stated his view that this was an acceptable amount of the reverse termination fee. The Transaction Committee authorized Mr. Hodgson to respond to the proposal by specifying a 5% reverse termination fee.

Later that day, Mr. Foti and Mr. Hodgson executed a non-binding term sheet setting forth the terms of the proposal as approved by the Transaction Committee. The proposal was not binding on the parties and constituted only an expression of interest, except for certain agreements by which Todd agreed to negotiate exclusively with Parent for a period of 60 days following the date of the proposal.

On September 16, 2010, Parent submitted an initial due diligence request to Todd and Greensfelder. Todd and representatives of Greensfelder began preparing due diligence submissions in response to this request. Commencing on or around September 23, 2010, Todd advised Parent, its advisers and certain of the lenders that a password-protected online data room that contained various legal and financial due diligence materials was available for representatives of Parent and its advisors to access. Throughout the process leading to the execution of the Merger Agreement, the data room was updated with new information, including specific information requested by Parent and its advisors.

Between September 16, 2010 and September 24, 2010, representatives of Todd and Greensfelder, on the one hand, and Parent and K&L Gates, on the other hand, had a number of conversations to discuss the due diligence process that would be followed in the next few weeks and the mutual desire to quickly complete the due diligence and work through any other key issues in the proposed transaction through a negotiation of the merger agreement terms. For the remainder of September and through the month of October, Parent continued its due diligence review of Todd, including meetings with key members of Todd’s management team.

On October 8, 2010, Greensfelder attorneys met with an attorney from K&L Gates at the St. Louis airport to discuss details of the tender offer structure followed by a short form merger. In particular, the parties’ attorneys discussed that the merger agreement should contemplate the possibility, in certain circumstances, of consummating the merger even if the tender offer was not consummated. The tender offer would have a minimum tender condition of approximately 67% of the Shares, which would allow Parent to immediately conduct a short form merger under Delaware law. In addition, after commencement of the tender offer, Todd would promptly file a proxy statement for a single-step merger to prevent delay of the transaction if there were not enough Shares tendered in the tender offer to permit a short-form merger.

On October 12, 2010, Greensfelder attorneys relayed the proposed tender offer/merger structure to the Transaction Committee.

On October 21, 2010, K&L Gates presented to Greensfelder and Todd a draft of a merger agreement reflecting discussions between the parties and their respective counsel to date. On October 22, 2010 and October 23, 2010 representatives of K&L Gates and Greensfelder had a number of conversations by telephone concerning issues in Parent’s proposed draft of the merger agreement, including a proposed requirement that Todd have a minimum amount of cash on hand at the closing, which Greensfelder believed would be unacceptable to the Transaction Committee based on prior conversations with the Transaction Committee. Also, on October 22, 2010, K&L Gates informed Greensfelder that Parent’s mezzanine lender would require additional financial due diligence which had not previously been discussed. Greensfelder and Todd’s management held a number of conversations with Parent concerning this additional financial due diligence.

On October 23, 2010, Greensfelder provided an initial assessment of Parent’s draft of the Merger Agreement and relayed the requirement for additional financial due diligence to the Transaction Committee. Between October 23, 2010 and October 26, 2010 Greensfelder, in consultation with Mr. Hodgson, continued to discuss with K&L Gates that the Transaction Committee would not agree to any requirement that Todd have a minimum amount of cash or working capital on hand at the closing.

On October 27, 2010, the Transaction Committee held a telephonic meeting. At this meeting, the Transaction Committee (i) discussed the draft of the Merger Agreement proposed by Parent and authorized Mr. Hodgson and Greensfelder to continue negotiating the Merger Agreement, consistent with the provisions of the Term Sheet, (ii) approved the retention of Houlihan Lokey as financial adviser, solely for the purpose of providing an opinion as to whether the consideration to be received by the holders of Shares in the Offer and the Merger was fair to the stockholders from a financial point of view and (iii) approved the terms of Greensfelder’s engagement to serve as transaction counsel. The Transaction Committee specifically discussed Parent’s proposed condition that Todd have a minimum amount of cash on hand at closing and determined that such a condition was not acceptable.

On October 27, 2010, representatives of Greensfelder and K&L Gates held a telephone conference to discuss a number of issues presented in Parent’s proposed draft of the Merger Agreement, including (i) the permissibility of dividends which might be paid after the signing of the Merger Agreement, (ii) rights of the parties to terminate the Merger Agreement, (iii) the definition of a “Superior Proposal,” (iv) events triggering the payment of any termination fee or reverse termination fee, (v) the restrictions and conditions on the Top-Up, (vi) conditions to closing and (vii) a request by Parent to adjust the offer price paid to stockholders of Todd to reflect performance equity compensation in Todd’s Everett Shipyard subsidiary. Greensfelder relayed these discussions to Mr. Hodgson.

On November 1, 2010, Greensfelder provided a response draft of the merger agreement to K&L Gates. On November 4, 2010, representatives of Greensfelder and K&L Gates held a telephone conference to discuss the draft of the Merger Agreement. A number of legal issues were resolved, however the parties still had not agreed on any of the significant issues discussed on October 28. Greensfelder relayed the results of this discussion to Mr. Hodgson.

On November 6, 2010, K&L Gates sent a revised draft of the Merger Agreement to Todd and Greensfelder. While the parties had not reached agreement on the significant issues described above, the revised draft included changes which resolved other legal issues.

The Transaction Committee held a telephonic meeting on November 10, 2010 to discuss possible resolutions to the outstanding issues on the Merger Agreement. However, the Transaction Committee rejected any adjustment to the offer price payable to Todd’s stockholders or restrictions on Todd’s right to declare and pay dividends after the signing of any merger agreement.

As instructed by the Transaction Committee, Mr. Lehrer relayed the committee’s proposals to Parent in a telephone discussion with Mr. Foti and K&L Gates on November 11, 2010. On November 12, 2010, Mr. Hodgson and Mr. Foti executed an exclusivity letter which extended the Parent’s rights to exclusive negotiations until November 30, 2010. Also on that day, Greensfelder sent to K&L Gates and Parent a draft of the merger agreement reflecting the Transaction Committee’s instructions.

On November 13, 2010, representatives of K&L Gates and Greensfelder held a conference call to discuss the outstanding business issues in the exchanged drafts of the Merger Agreement, the status of Parent’s financing efforts and the timeline of the transaction. This conference call was held in preparation for the special meeting of the Todd Board scheduled for November 17, 2010. The representatives for the law firms noted that there had been no compromises by either party on the issue of Todd’s right to make payments of dividends after the signing of any merger agreement or whether there would be any adjustment to the aggregate offer price payable to the stockholders to account for performance equity awards to an executive of Todd’s Everett Shipyards subsidiary. The attorneys also discussed other issues that remained open, including certain of the representations and warranties, covenants related to the conduct of Todd’s business prior to the closing, the go-shop period, termination fees and other matters.

During this call, K&L Gates informed Greensfelder that Parent had received verbal approvals from the loan committees of each of its lenders, but had not yet received proposed forms of credit agreements or commitment letters from the lenders. The attorneys also discussed the filing and mailing requirements to commence the tender offer. The attorneys concluded that it was unlikely that a definitive merger agreement would be ready for approval by the Todd Board at the special meeting planned for November 17, 2010.

Greensfelder relayed this discussion to Mr. Hodgson and the Transaction Committee. The Transaction Committee decided to advise the Todd Board to convene the special meeting on November 17 as planned. Even if a definitive draft of the Merger Agreement would not be available for review and approval, the special meeting would provide an important opportunity to update the full Todd Board on the status of negotiations, the projected timeline, open issues between the parties and to hear presentations by representatives of Greensfelder and Houlihan Lokey regarding the proposed transaction.

On November 15 and 16, 2010 Greensfelder and K&L Gates held a number of conference calls to resolve as many of the legal issues as possible in the draft of the Merger Agreement. K&L Gates delivered a new draft of the Merger Agreement to Greensfelder and Todd in the early morning of November 16, 2010, which resolved some but not all of the disagreements between the parties.

On November 17, 2010, the Todd Board held a special meeting at its headquarters. All members of the Todd Board attended in person, as well as representatives of Greensfelder and Houlihan Lokey as invited guests. Prior to the meeting, the members of the Todd Board were provided with materials related to the proposed transaction. At the meeting:

•	representatives of Greensfelder reviewed with the Todd Board its fiduciary duties in considering the proposed transaction;

•

Greensfelder made a presentation concerning the terms of the Merger Agreement and the acquisition process, and described the remaining items of disagreement between the Transaction Committee and Parent;

•

the Todd Board considered the positive and negative factors and risks in connection with the proposed transaction, as discussed in the section entitled “— Reasons for Recommendation” in the Schedule 14D-9; and

•

representatives of Houlihan Lokey reviewed with the Transaction Committee and the Todd Board their financial analysis to date relating to the fairness, from a financial point of view, of the consideration to be received by the holders of Company Common Stock (other than Parent, Purchaser and their respective affiliates) in the Offer and the Merger.

Following an extensive discussion, the Todd Board (i) confirmed its support of the Transaction Committee’s negotiations, specifically, that there should be no reduction to the offer price payable to Todd’s stockholders and (ii) instructed the Transaction Committee to continue negotiations with Parent.

Later that afternoon and evening, representatives of Greensfelder and K&L Gates met at the Seattle office of K&L Gates to resolve legal issues in the draft of the merger agreement, including representations and warranties, covenants of the parties, triggers for the termination fee, the deadline or “outside date” for closing any transaction and Parent’s right to extend the expiration of the offer period if the financing condition were not satisfied. Greensfelder attorneys also relayed to K&L Gates the deliberations of the Todd Board.

Between November 17, 2010 and November 23, 2010, Todd and Greensfelder worked on revisions to the draft merger agreement and the disclosure schedules. On November 23, 2010, Greensfelder delivered to K&L Gates and Parent a proposed revised draft of the merger agreement.

On November 30, 2010, representatives of Parent and Todd executed and delivered a letter agreement extending the period of exclusive negotiations through December 15, 2010.

Between December 1, 2010 and December 9, 2010, representatives of Greensfelder and K&L Gates held several discussions concerning the status of the transaction and exchanged drafts of the Merger Agreement. The attorneys also discussed the remaining open negotiation topics between the parties, which were (i) whether Todd would be obligated to pay a termination fee if the merger agreement were to be terminated by Parent as a result of a breach of a representation, warranty or covenant of Todd, (ii) the outside date for consummation of the Offer and the Merger and (iii) the price adjustments requested by Parent. On December 2, 2010, K&L Gates circulated a draft which reflected Parent’s agreement that there would be no adjustment to the merger consideration paid to Todd’s stockholders, provided that Todd would set the record date for its typical March dividend after the anticipated outside date for the Merger. During this period, there was no resolution of the other open issues. Mr. Hodgson had several conversations with representatives of Greensfelder during this period.

On December 10, 2010, representatives of Greensfelder, in consultation with Mr. Hodgson, and K&L Gates, in consultation with Mr. Foti, held several discussions to resolve all open issues and prepare for execution of the Merger Agreement. During these discussions, the parties agreed to an outside date of March 18, 2011, agreed on the specific covenants of Todd, a breach of which would trigger a termination fee payable to Parent and resolved all other substantive issues.

On December 13, 2010, the Transaction Committee held a joint special meeting with the Todd Board, with representatives of Greensfelder in attendance. Representatives of Houlihan Lokey also attended for portions of the meeting. The purpose of the meeting was to consider the recommendation of the proposed transaction to the Todd Board and action by the Todd Board to approve the transaction. During the course of the meeting the Transaction Committee and Company Board discussed recent increases in Todd’s stock price, including significant increases during the day. The Todd Board and the Transaction Committee noted that an analyst report that morning had made positive predictions concerning Todd’s stock based on Todd’s most recent quarterly report and public announcements concerning new contracts. There was no indication that the price increases were based on information about the proposed transaction. The Transaction Committee and the Todd Board discussed that the Offer Price was now a much smaller premium over the current market price, however there was agreement that the proposed transaction with Parent remained in the best interest of Todd’s stockholders given that the challenges of finding alternative buyers had not diminished and Todd’s future performance remained subject to unpredictable patterns of U.S. Navy and state ferry authority purchasing decisions.

At this meeting, representatives of Houlihan Lokey reviewed with the Transaction Committee and the Todd Board Houlihan Lokey’s financial analysis to date relating to the fairness, from a financial point of view, of the consideration to be received by the holders of Company Common Stock (other than Parent, Purchaser and their respective affiliates) in the Offer and the Merger. Representatives of Greensfelder discussed the provisions of the final Merger Agreement, including changes made since the last meeting of the Todd Board on November 17, 2010.

Also during this meeting, Todd and Greensfelder received an e-mail notice from Parent that commitments from its lenders would not be available for several more days. The Transaction Committee determined that no action would be taken with respect to the proposed transaction at the meeting. The Transaction Committee adjourned its meeting until December 15, 2010, the last day of the then current exclusive negotiating period. Between December 13, 2010 and December 15, 2010, Parent and Todd and their respective attorneys had several conversations concerning the status of Parent’s financing.

The Transaction Committee and Todd Board reconvened the adjourned joint meeting on December 15, 2010. It was apparent that Parent would not have financing available by the end of the exclusivity period which expired at the end of that day. During its discussion, the Transaction Committee and the Todd Board noted that the Offer Price was then a premium of only approximately 11% over the current market price of Todd Common Stock. The directors generally discussed that the current price of Todd Common Stock was not indicative of all of the risks Todd faced and the unpredictable nature of its revenue. The directors noted that that Todd’s stock price was subject to volatile swings whenever its business prospects improved or deteriorated significantly, but that consistent increases in its stock price were seldom sustained for long periods. The directors noted that it would be more difficult to obtain stockholder participation in the tender offer due to the increase in Todd’s stock price, but unanimously determined to proceed with the negotiations with Parent concerning a potential transaction. The Transaction Committee therefore determined to continue negotiations with Parent for an Offer Price of $22.27 per Share on the following terms: (i) there would be no extension of the exclusive negotiating period, (ii) Parent would have to provide copies of firm commitment letters to the Transaction Committee and sign a definitive agreement not later than December 23, 2010, (iii) the approximately one month “go shop” period following execution of a definitive agreement would be subject to extension by Todd for up to two weeks so that the Todd Board would be able to adequately exercise its rights to seek superior proposals if the end of the year holidays interfered with their efforts and (iv) a breach of Todd’s representations and warranties in the Merger Agreement would not trigger any termination fee payable to Parent.

Later in the day of December 15, 2010, Mr. Hodgson and Mr. Foti discussed the positions of the Todd Board and Transaction Committee in a telephone conference with representatives of their respective counsel in attendance. During this conversation, Parent agreed to continue negotiations on these terms and indicated that significant progress had been made with its financing. The parties’ attorneys began working on revisions to the definitive agreement, disclosure schedules and other ancillary documents.

On December 16, 2010, attorneys from Greensfelder and attorneys from K&L Gates held a conference call to discuss the remaining few changes to the Merger Agreement as agreed by Parent and Todd. On December 17, 2010, Greensfelder distributed revised versions of the Merger Agreement and related Schedules to attorneys from K&L Gates.

Over the weekend of December 18 and 19, 2010 Parent continued to work with the Senior and Mezzanine Lenders to finalize the terms of their commitment letters to Parent. On December 19, 2010, attorneys from Greensfelder and attorneys from K&L Gates held a conference call to finalize the Merger Agreement and Schedules. Later that same day, attorneys from Greensfelder distributed drafts of the final Merger Agreement and Schedules to attorneys from K&L Gates.

On December 20, 2010, Parent and attorneys from K&L Gates worked with the Senior and Mezzanine Lenders and their counsel to finalize the Senior Commitment Letter and the Mezzanine Commitment Letter.

By unanimous written consent of the managers and members of Parent dated effective December 21, 2010, the managers and members of Parent unanimously approved the Merger Agreement, the Offer, the Merger, and the debt financing contemplated by the Senior Debt Commitment Letter and the Mezzanine Debt Commitment Letter. By unanimous written consent of the board and sole stockholder of Purchaser, also dated effective December 21 2010, the Purchaser’s board and Parent, as its sole stockholder, approved the Merger Agreement, the Offer, and the Merger.

On the morning of December 21, 2010, the Senior Commitment Letter and Mezzanine Commitment Letter were executed and delivered by the parties to such commitments and Parent delivered to Todd copies of signed commitment letters. Later that day, the Compensation Committee of the Todd Board (the “Compensation Committee”), the Transaction Committee and the Todd Board held a joint special meeting to consider and act on matters in connection with the proposed transaction. Representatives of Greensfelder were in attendance during the non-executive portion of the meeting. Representatives of Houlihan Lokey attended for portions of the meeting as well.

At this joint meeting, the Compensation Committee unanimously approved (i) the cancellation of outstanding equity awards at the effective time of the Merger in exchange for the consideration to be paid to holders of such equity awards in accordance with the terms of the Merger Agreement, (ii) the change of control payments contemplated by the Executive Incentive Plan and (iii) the Transition Agreements with Mssrs. Dodge and Marsh.

Also at this joint meeting, representatives of Houlihan Lokey reviewed with the Transaction Committee and the Todd Board their financial analysis to date relating to the fairness, from a financial point of view, of the consideration to be received by the holders of Company Common Stock (other than Parent, Purchaser and their respective affiliates) in the Offer and the Merger and rendered an oral opinion to the Transaction Committee and the Todd Board (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion, dated December 21, 2010) to the effect that, as of December 21, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the consideration to be received by the holders of Shares (other than Parent, Purchaser and their respective affiliates) in the Offer and the Merger was fair, from a financial point of view, to such holders (other than Parent, Purchaser and their respective affiliates).

Representatives of Greensfelder discussed the provisions of the final Merger Agreement, including changes made since the meeting of the Todd Board on December 13, 2010. The Todd Board also noted the approval of the proposed transaction by the Transaction Committee and the Transaction Committee’s recommendation regarding the proposed transaction.

The Todd Board and the Transaction Committee again discussed the recent increases in the market price of Todd’s stock and noted that the premium of the Offer Price over the market price of Todd’s stock had continued to decline. The directors reviewed their prior discussions of the benefits and costs of the Merger Agreement, the Offer, the Merger and the other transactions proposed by the Merger Agreement.

At this joint meeting, the Transaction Committee unanimously voted to recommend that the Todd Board (i) approve and declare advisable the Merger Agreement and the transactions contemplated thereby, (ii) declare that it is in the best interests of Todd and its stockholders (other than Parent and its subsidiaries) that Todd enter into the Merger Agreement and consummate the transactions contemplated thereby and that the stockholders of Todd tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions of the Merger Agreement, (iii) declare that the terms of the Offer and the Merger are fair to Todd and Todd’s stockholders (other than Parent and its subsidiaries), and (iv) recommend that the stockholders of Todd accept the Offer, tender their Shares pursuant to the Offer, and if required by the DGCL or other applicable law, adopt the Merger Agreement and the transactions contemplated by the Merger Agreement, and (iv) approve all such other actions as are necessary or convenient for the consummation of the Transaction.

Following a detailed discussion of these matters and careful consideration of the proposed Merger Agreement and the Offer and the Merger, the Todd Board, by a unanimous vote of the disinterested directors, (i) authorized and approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated by the Merger Agreement, (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (iii) declared that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Offer and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the stockholders of Todd, (iv) directed that the adoption of the Merger Agreement be submitted to a vote at a meeting of the stockholders of Todd, unless the adoption of the Merger Agreement by Todd’s stockholders is not required by applicable law, (v) recommended that the stockholders of Todd accept the Offer and tender their Shares pursuant to the Offer and, if required by applicable law, adopt and approve the Merger Agreement and the transactions contemplated thereby and (vi) approved for all purposes Purchaser, Parent and their affiliates, the Merger Agreement and the transactions contemplated by the Merger Agreement to exempt such persons, agreements and transactions from any anti-takeover laws.

On December 22, 2010, the parties executed the Merger Agreement and the appropriate parties executed and delivered the Stockholder Tender Agreement. On December 23, 2010, before the opening of trading on NYSE, Todd and Parent issued a joint press release announcing the execution of the Merger Agreement.

Todd intends to promptly commence contacting third parties to determine whether they might be interested in pursuing a transaction that may lead to an alternative proposal, however, there can be no assurance that such efforts will result in an alternative transaction being proposed or in a definitive agreement for such a transaction being entered into. Todd does not intend to announce further developments with respect to the solicitation process until the Todd Board has made a decision regarding an alternative proposal, if any.

Past Contacts, Transactions, Negotiations and Agreements

For information on the Merger Agreement and the other agreements between Todd and Purchaser and their respective related parties, see Section 1 — “The Merger Agreement, Other Agreements,” Section 8 — “Certain Information Concerning Parent and Purchaser,” and Section 9 — “Source and Amount of Funds,” and Section 11 — “The Merger Agreement; Other Agreements.”

11. The Merger Agreement; Other Agreements.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated in this Offer to Purchase by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner described in Section 8 — “Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, Todd. Todd’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Todd, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The Offer

The Merger Agreement provides that Purchaser will commence the Offer as promptly as commercially reasonable after the date of the Merger Agreement, and that, subject to the satisfaction of the Minimum Tender Condition and the other conditions that are described in Section 15 — “Conditions of the Offer,” Parent will cause Purchaser to accept for payment, and Purchaser will accept for payment, all Shares validly tendered and not withdrawn promptly following the applicable expiration date of the Offer. The initial expiration date of the Offer will be midnight, New York City time, on January 28, 2011.

Terms and Conditions of the Offer. The obligations of Purchaser to accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the conditions described in Section 15— “Conditions of the Offer.” The Offer conditions are for the sole benefit of Parent and Purchaser, and Parent and Purchaser may waive, in whole or in part, any Offer condition at any time and from time to time, in their sole discretion, other than the Minimum Tender Condition or the Competition Law Condition, which may be waived by Parent and Purchaser only with the prior written consent of Todd. Parent and Purchaser expressly reserve the right to increase the Offer Price or to waive or make any other changes in the terms and conditions of the Offer; provided, however, that unless otherwise expressly provided in the Merger Agreement or previously approved by Todd in writing, Purchaser will not (i) reduce the number of Shares sought to be purchased in the Offer, (ii) reduce the Offer Price, (iii) change, modify or waive the Minimum Tender Condition or the Competition Law Condition, (iv) add to the Offer conditions or amend, modify or supplement any Offer condition in a manner adverse in any material respect to any holder of Company Common stock, (vi) extend the expiration date of the Offer in any manner other than as provided in the Merger Agreement, or (v) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse in any material respect to any holder of Company Common Stock.

Extensions of the Offer. Pursuant to the Merger Agreement, the Offer may be extended beyond the Original Expiration Date in the following circumstances:

•

if Todd delivers written notice to Parent at least four business days prior to the Original Expiration Date that it elects to extend the No-Shop Period Start Date (as defined on page 44) for up to 14 days, the Offer will be extended beyond the Original Expiration Date for an equal period of time;

•

if, at the Original Expiration Date, or the extended expiration date if Todd has exercised the extension described the first bullet above, (i) any condition of the Offer other than the Financing Proceeds Condition is not satisfied or waived, Parent will extend the Offer for up to ten business days (the number of days to be mutually agreed by Parent and Todd) and (ii) the only condition of the Offer not satisfied is the Financing Proceeds Condition, then Parent may elect to extend the Offer for one and only one extension of less than five business days;

•

if, after the application of the extension provisions in the first two bullets, at any then scheduled expiration date, (i) any condition of the Offer other than the Financing Proceeds Condition is not satisfied or waived, Parent must extend the Offer in consecutive increments of up to five business days (or such longer period as Parent and Todd agree) provided that if the Proxy Statement Clearance Date (as defined below) has occurred on or prior to February 11, 2011, then no such extension is required, but at Parent’s or Todd’s election, the Offer will be extended in increments of up to five business days (or such longer period as Parent and Todd agree) each until the Proxy Statement Clearance Date, and (ii) the only condition of the Offer not satisfied is the Financing Proceeds Condition, then Parent may elect to extend the Offer for one and only one extension of less than five business days, but only to the extent Parent has not exercised a similar extension right described in the second bullet above; and

•

Parent must extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or NYSE applicable to the Offer, but is not required to extend the offer under this provision beyond February 11, 2011.

Recommendation

Todd has represented in the Merger Agreement that the Todd Board has, by a unanimous vote of the disinterested directors, at a meeting duly called and held, at which a quorum was present, duly adopted resolutions (i) approving and declaring the advisability of the Merger Agreement and the transactions contemplated thereby, (ii) declaring that it is in the best interests of Todd and Company’s stockholders that Todd enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement and that Todd’s stockholders tender their Shares pursuant to the Offer, (iii) declaring that the terms of the Offer and the Merger are fair to Todd and Todd’s stockholders, (iv) recommending that Todd’s stockholders accept the Offer, tender their Shares pursuant to the Offer, and, if required by applicable law, adopt the Merger Agreement and the transactions contemplated by the Merger Agreement, and (v) irrevocably approving for all purposes, Parent, Merger Sub and their respective affiliates, the Merger Agreement and the transactions contemplated by the Merger Agreement to exempt such persons, agreement and transactions from, and to elect for Todd, Parent, Purchaser and their respective affiliates not to be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws of any jurisdiction that may purport to be applicable. We refer to the recommendation in clause (iv) above as the “Recommendation.”

Todd’s Board of Directors

Pursuant to the Merger Agreement, effective upon the closing of the Offer, if Purchaser then holds at least 90% of the then outstanding Shares, Purchaser will be entitled to designate a number of directors, rounded up to the next whole number, subject to compliance with applicable law, to the Todd Board that is equal to the total number of directors on the Todd Board (giving effect to the increase described in this sentence) multiplied by the percentage that the number of Shares beneficially owned by Parent and its subsidiaries, including Purchaser (including Shares accepted for payment), bears to the total number of Shares then outstanding. However, if Parent’s designees are appointed or elected to the Todd Board, until the effective time of the Merger, the Todd Board will have at least two independent directors (as defined by the rules of NYSE).

Todd has agreed to take all action requested by Parent to cause Parent’s designees to be elected or appointed to the Todd Board, including by increasing the number of directors and seeking and accepting resignations from incumbent directors. After the closing of the Offer, Todd will also, upon Parent’s request, cause the directors elected or designated by Parent to constitute the proportional number of members, rounded up to the next whole number, on (i) each committee of the Todd Board (except for any committee established to take action with respect to the Offer or the Merger Agreement), (ii) the board of directors of each subsidiary of Todd and (iii) each committee (or similar body) of each such board, in each case, to the fullest extent permitted by applicable law and the rules of NYSE.

Top-Up

Pursuant to the Merger Agreement, Todd granted to Purchaser an irrevocable option (the “Top-Up”) to purchase additional Shares at a price per share equal to the Offer Price (the “Top-Up Shares”) that, when added to the number of Shares owned by Parent and any of its subsidiaries immediately prior to the time of such exercise, will constitute at least 90% of the Shares then outstanding (after giving effect to the Top-Up) on a “fully-diluted basis” (which assumes conversion or exercise of all outstanding derivative securities that are vested or otherwise exercisable, regardless of the conversion or exercise price, or other terms thereof). The Top-Up is only exercisable for a number of Shares that are authorized and unissued or held in Todd’s treasury. The Top-Up is intended to expedite the timing of the completion of the Merger by permitting the Merger to occur pursuant to Delaware’s short-form merger statute. If the Minimum Tender Condition has been satisfied, effective as of the closing of the Offer, Purchaser will be deemed to have automatically exercised the Top-Up. Upon the closing of the purchase of the Top-Up Shares purchased pursuant to the Top-Up, Purchaser will pay to Todd the purchase price owed by it to Todd to purchase that number of Top-Up Shares required to effect the Top-Up, at Purchaser’s option, (i) in cash or (ii) by (a) paying in cash, an amount equal to not less than the aggregate par value of the such Top-Up Shares and (b) executing and delivering to Todd a promissory note, with such terms as specified in the Merger Agreement, having a principal amount equal to the aggregate purchase price pursuant to the Top-Up less the amount paid in cash. Based on representations and warranties of Todd concerning the number of issued and outstanding Shares and authorized but unissued Shares, we estimate that at least 67% of the issued and outstanding Shares would need to be tendered to trigger the automatic exercise of the Top-Up.

The Merger

The Merger Agreement provides that, following completion of the Offer, if applicable, and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the effective time of the Merger:

•	Purchaser will be merged with and into Todd and, as a result of the Merger, the separate corporate existence of Purchaser will cease;

•	Todd will be the surviving corporation in the Merger and will become a wholly-owned subsidiary of Parent; and

•

all of the properties, rights, privileges, powers and franchises of Todd and Purchaser will vest in the surviving corporation, and all of the claims, obligations, liabilities, debts and duties of Todd and Purchaser will become the claims, obligations, liabilities, debts and duties of the surviving corporation.

If the Minimum Tender Condition is not met, and in certain other circumstances, the parties have agreed to complete the Merger without the prior completion of the Offer, after the receipt of the approval of a majority of Todd’s stockholders for the adoption of the Merger Agreement.

Certificate of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation. At the effective time of the Merger, Purchaser’s certificate of incorporation as in effect immediately prior to the effective time of the Merger will be the certificate of incorporation of the surviving corporation, except that all references to the Purchaser will be automatically be amended and will become references to the surviving corporation. The by-laws of Purchaser as in effect immediately prior to the effective time of the Merger will be the by-laws of the surviving corporation. The directors of Purchaser will become the directors of the surviving corporation and the officers of Todd will become the officers of the surviving corporation.

Merger Closing Conditions. The obligations of Parent and Purchaser, on the one hand, and Todd, on the other hand, to complete the Merger are each subject to the satisfaction or (to the extent permitted by applicable law) the waiver of the following conditions:

•

the affirmative vote of holders of a majority of Shares entitled to vote at a stockholders’ meeting to adopt the Merger Agreement (the “Stockholder Approval”) must have been obtained, if required by applicable law;

•

the waiting period (and any extension thereof) applicable to the Merger and, unless the Offer Termination (as defined on page 49), has occurred, the Offer, under the HSR Act and all applicable merger control, antitrust or similar laws must have expired unless early termination has been granted, and any approval or consent of any governmental entity that is necessary for the Merger to be consummated has been obtained and be in fully force and effect, unless such failure would, upon the consummation of the Merger not have a Material Adverse Effect;

•

the consummation of the Merger will not then be restrained, enjoined, or prohibited by any law or any order of any government entity, the effect of which would (i) make illegal or materially delay consummation of the Merger, (ii) restrict the ownership or operation by Parent or any of its subsidiaries of any portion of its business, compel Parent to dispose of or hold separately any portion of their business, or impose any limitation, restriction or prohibition on the ability of Parent, Todd or any of their respective subsidiaries to conduct its business, (iii) impose limitations on the ability of Parent or any of its subsidiaries to exercise full rights of ownership in the Shares, or (iv) require divestiture by Parent or any of its subsidiaries of any of the Shares; and

•	Purchaser shall have accepted for payment the Shares validly tendered and not withdrawn pursuant to the Offer, unless the Offer Termination (as defined on page 49) shall have occurred.

Solely if the Offer Termination has occurred, the obligations of Parent and Purchaser, on the one hand, and Todd, on the other hand, to complete the Merger will be subject to the satisfaction or (to the extent permitted by applicable law) the waiver of certain additional conditions:

•	the accuracy of the representations and warranties set forth in the Merger Agreement;

•	the performance of the obligations in the Merger Agreement required to be performed prior to the closing of the Merger;

•	that there has been no change, event or occurrence since the date of the Merger Agreement that has had or would have a Material Adverse Effect with respect to Todd;

•	that immediately prior to the closing of the Merger (before giving effect to the Financing and the consummation of the Merger), Todd is solvent; and

•

that Frank Foti, the President, Chairman and Manager of Parent, who owns 98% of the equity interests of Parent and whose presence is critical to the successful completion of the Offer and the Merger, has died or become disabled.

Merger Consideration. At the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than Shares owned by Parent or Purchaser immediately prior to the effective time of the Merger, or any stockholder of Todd who is entitled to and properly exercises appraisal rights under Delaware law, will automatically be converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding and transfer taxes. All shares converted into the right to receive the Offer Price will be canceled and cease to exist.

Payment for Todd Shares. Before the Merger, Parent will designate a bank or trust company reasonably acceptable to Todd to make payment of the Merger Consideration (the “Paying Agent”). At the effective time of the Merger, Parent will cause to be deposited, with the Paying Agent, the funds necessary to pay the aggregate Merger Consideration to the stockholders.

As soon as reasonably practicable after the effective time of the Merger, the Paying Agent will send to each holder of Shares the Letter of Transmittal and instructions advising the stockholders how to surrender stock certificates in exchange for the Merger Consideration. The Paying Agent will pay the Merger Consideration to the stockholders upon receipt of (i) a surrendered certificate(s) representing the Shares (or, if the Shares are held in uncertificated form, receipt of an “Agent’s Message” by the Paying Agent) and (ii) the signed Letter of Transmittal and any other items reasonably required by the Paying Agent. Interest will not be paid or accrue in respect of the Merger Consideration. The amount of Merger Consideration paid to the stockholders will be reduced by any applicable withholding and transfer taxes.

If any cash deposited with the Paying Agent is not claimed within six months following the effective time of the Merger, such cash will be returned to Parent or the surviving corporation, upon demand, and any holders of Share certificates who have not already complied with exchange procedures in the Merger Agreement will thereafter look only to the surviving corporation for, and the surviving corporation will remain liable for, payment of their claims for the Merger Consideration, without any interest.

The transmittal instructions will include instructions if the stockholder has lost the Share certificate or if it has been stolen or destroyed. The stockholder will have to provide an affidavit to that fact and, if required by the surviving corporation, post a bond in an amount that the surviving corporation reasonably directs as indemnity against any claim that may be made against it in respect of the Share certificate.

Treatment of Todd’s Equity Awards. At the effective time of the Merger, each of (i) the stock-settled appreciation rights (“SSARs”) outstanding as of such date, whether vested or unvested and (ii) the restricted stock unit awards outstanding as of such date, which have not then vested and become converted into Shares (collectively, we refer to (i) and (ii) together as the “Company Equity Awards”), will vest in full and be converted into the right to receive an amount in cash equal to the Offer Price, less, in the case of the SSARs, the exercise price per share of Company Common Stock linked to such SSAR. Immediately prior to the consummation of the Merger, each outstanding share of restricted stock that has not vested, will vest, will be treated as a Share in the Merger, and will be exchanged for the right to receive an amount equal to $22.27 per Share, less any applicable withholding and transfer taxes.

Representations and Warranties

The Merger Agreement contains representations and warranties of Todd, Parent and Purchaser. Some of the representations and warranties in the Merger Agreement made by Todd are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, “Material Adverse Effect” means any state of facts, condition, change, effect, development, occurrence or event with respect to Todd or its subsidiaries, taken as a whole, that, individually or in the aggregate, (i) results in or could reasonably be expected to result in a material adverse effect on the business, assets, liabilities, properties, condition (financial or otherwise) or results of the operations of Todd and its subsidiaries, taken as a whole or (ii) prevents or materially impedes the ability of Todd to perform its obligations under the Merger Agreement or to consummate the transactions contemplated by the Merger Agreement. For the purposes of clause (i) above, none of the following will be deemed, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has been or will be a “Material Adverse Effect”:

•	any events generally affecting the industry in which Todd and its subsidiaries primarily operate or the economy, financial or capital markets in the United States;

•	any events arising from or otherwise relating to any war (whether or not declared), national or international hostilities, sabotage or terrorism;

•

any failure, in and of itself, by Todd to meet any internal or published projections or predictions (whether such projections or predictions were made by Todd or one of its subsidiaries or independent third parties) for any period ending on or after the date of the Merger Agreement, provided that the underlying causes of such failure are not excluded from the determination of a Material Adverse Effect;

•	any events resulting out of or arising out of any change in applicable laws or generally accepted accounting principles in the United States (“GAAP”) after the date of the Agreement;

•

any events (including, assuming Todd’s compliance with its covenants in the Merger Agreement any loss of employees or any loss of, or any disruption in, supplier, customer, licensor, licensee, partner or similar relationships) attributable to the announcement or pendency of the Merger and the Offer;

•	any events resulting from changes in the market price or trading volume of Todd’s stock;

•	any events resulting from any action taken by Todd or any of its subsidiaries at the written request of Parent or Purchaser or otherwise required by the Merger Agreement; or

•	any events resulting solely due to the identity of, or any facts or circumstances relating to Parent or Purchaser or their affiliates;

excluding, in the case of the first, second, and fourth bullet points above, any event that disproportionately affects, individually or together with other events, Todd and its subsidiaries when compared to other persons operating in the industry in which Todd and its subsidiaries operate.

In the Merger Agreement, Todd has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to Todd and its subsidiaries, such as organization, standing and corporate power;

•	its capitalization;

•	authority to enter into the Merger Agreement and approval by the Todd Board;

•	the absence of conflicts with its organizational documents, contracts, and laws;

•	public SEC filings and financial statements;

•	the accuracy of information contained in the Schedule 14D-9 and Proxy Statement to be filed by Todd;

•	the absence of undisclosed liabilities;

•	litigation;

•	material contracts, including government contracts;

•	permits and compliance with laws;

•	environmental matters;

•	insurance;

•	labor and employment matters;

•	employee benefits;

•	tax matters;

•	title to properties;

•	intellectual property;

•	brokers and other advisors;

•	opinion of its financial advisor with respect to the fairness of the Offer Price;

•	the vote required for the adoption of the Merger Agreement and the approval of the Merger and the transactions contemplated by the Merger Agreement;

•	solvency;

•	that Todd is not party to any standstill agreements or confidentiality agreements that limit the provision of information to Parent or Purchaser; and

•	inquiries or proposals with respect to Takeover Proposals (as defined on page 45).

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to Todd with respect to, among other things:

•	corporate matters related to Parent and Purchaser, such as organization, standing and corporate power;

•	authority;

•	non-contravention;

•	the accuracy of the information incorporated in the offer documents and supplied for incorporation in the 14D-9, the Information Statement or the Proxy Statement;

•	ownership and operation of Purchaser;

•	ownership of Todd’s capital stock;

•	solvency;

•	financing;

•	litigation; and

•	brokers and other advisors.

None of the representations and warranties contained in the Merger Agreement survives the consummation of the Merger.

Conduct of Business of Todd

The Merger Agreement provides that during the period from the date of the Merger Agreement to the effective time of the Merger, except with the prior written consent of Parent, Todd and its subsidiaries will:

•	carry on their respective businesses in the ordinary course consistent with past practice and comply with all applicable laws and accounting standards;

•

use their reasonable best efforts to keep available the services of their present officers and other employees and to preserve their assets and their relationships with customers, suppliers, distributors and others having business dealings with them; and

•	maintain their rights and permits.

In addition, during the period from the date of the Merger Agreement to the effective time of the Merger, except (i) with the prior written consent of Parent, (ii) as may be otherwise required by applicable law (including the rules of NYSE, excluding any stockholder voting requirements), (iii) as specifically contemplated by the Merger Agreement, or (iv) as previously disclosed to Parent in connection with the Merger Agreement, Todd and its subsidiaries will not take the following actions, subject to the thresholds and exceptions specified in the Merger Agreement:

•

declare dividends (other than the payment of the quarterly cash dividend declared by Todd on August 20, 2010 of $0.10 per Share and a dividend of $0.10 per Share contemplated to be declared in December 2010 to be paid after March 11, 2011 to stockholders of record as of a date after March 11, 2011), split, combine or reclassify stock, or purchase redeem or otherwise acquire any Shares or other securities of Todd or its subsidiaries except pursuant to forfeiture of Equity Awards, or restricted stock, or the acquisition of the trustee of the Todd 401(k) plan of Shares on the open market to satisfy participant elections under such 401(k) plan;

•

issue, deliver, sell, pledge or otherwise encumber any Shares or any other equity or voting interests or any securities convertible into, or warrants, calls or rights to acquire any such Shares, interests or securities;

•	amend Todd’s certificate of incorporation or by-laws or comparable organizational documents of any of Todd’s subsidiaries;

•	acquire, merge with, or purchase all or substantially all of the assets of or equity or voting interest in any other entity or business;

•

sell, lease, license or mortgage or otherwise subject to any lien or otherwise dispose of any material portion of properties or assets, other than in the ordinary course of business, excluding investment securities;

•	repurchase, prepay or incur any indebtedness or make any loans, advances, capital contributions or investments in any other entity, except for Todd subsidiaries;

•	incur or commit to incur any capital expenditures other than in the ordinary course of business or to replace or repair damaged or obsolete equipment;

•

pay, discharge, settle or satisfy any claims, other than in the ordinary course of business consistent with past practice, waive, relinquish, release or transfer any right of material value, or disclose any confidential or proprietary information, other than pursuant to confidentiality agreements;

•	enter into any material contract or modify in any material respect any existing material contract, excluding in each case customer contracts and bids or proposals for new customer contracts;

•

adopt, terminate or amend any benefit plan, increase the compensation or benefits of or pay a loan to any personnel, grant or amend any awards under a company benefit plan, grant severance or separation pay, enter into any trust, annuity or insurance contract or make any determination under a benefit plan that is inconsistent in any material respect with the ordinary course of business and past practice;

•	form a subsidiary;

•	enter into any contract containing any restriction on the ability of Todd or its subsidiaries to assign its rights thereunder;

•	enter into any collective bargaining agreement or labor union contract;

•	write down any material assets other than as may be consistent with historical accounting practices;

•	enter into any agreement that would require or cause Todd to abandon or delay the Offer or the Merger;

•	fail to keep in force any material insurance policy or replacement policy;

•	adopt a plan of liquidation, dissolution, or merger;

•	enter into a new line of business outside its existing business segments;

•	convene any special meeting of the stockholders other than the stockholder’s meeting contemplated by the Merger Agreement (if required by the Merger Agreement and applicable law);

•	take any action intended to result in any of the conditions of the Offer or the Merger to not be satisfied or to delay or prevent the ability of Todd to consummate the Merger; or

•	authorize, or commit to or agree to take any of, the foregoing actions.

Go-Shop; Solicitation

Solicitation Period. During the period beginning on the date of the Merger Agreement and continuing until 11:59 p.m., New York City time, on January 28, 2011 (the “Initial No-Shop Period Start Date”) Todd may, directly or through its representatives: (i) solicit, initiate or encourage, whether publicly or otherwise, any Takeover Proposals (as defined on page 45), including by way of providing access to non-public information; however, Todd will only permit such non-public information related to Todd to be provided pursuant to an Acceptable Confidentiality Agreement (as defined below) and Todd will promptly provide to Parent any non-public information concerning Todd or its subsidiaries to which any person is provided such access and which was not previously provided to Parent, and (ii) engage in and maintain discussions or negotiations with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to any Takeover Proposal or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, discussions or negotiations or the making of any Takeover Proposal. Todd may, in its sole and absolute discretion, extend the No-Shop Period Start Date for up to 14 calendar days beyond the Initial No-Shop Period Start Date (the “Extended No-Shop Period Start Date”) by delivering written notice to Parent at least four business days before the Initial No-Shop Period Start Date. “No-Shop Period Start Date” means the Initial No-Shop Period Start Date or the Extended No-Shop Period Start Date, if such right of extension is exercised by Todd. If Todd elects to extend the Initial No-Shop Period Start Date, we will extend the Offer for the same time period.

No Solicitation Period. From the No-Shop Period Start Date until the effective time of the Merger, or, if earlier, the termination of the Merger Agreement in accordance with its terms, Todd will not, nor will it permit any representative of Todd to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of providing information) the submission or announcement of any inquiries, proposals or offers that constitute or would reasonably be expected to lead to any Takeover Proposal, (ii) provide any non-public information concerning Todd or any of its subsidiaries related to, or to any person or group who would reasonably be expected to make, any Takeover Proposal, (iii) engage in any discussions or negotiations with respect thereto, (iv) approve, support, adopt, endorse or recommend any Takeover Proposal, or (v) otherwise cooperate with or assist or participate in, or knowingly facilitate any such inquiries, proposals, offers, discussions or negotiations. Subject to the section of the Merger Agreement governing Todd’s response to Takeover Proposals, at the No-Shop Period Start Date, Todd will immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any person or groups (other than a Qualified Go-Shop Bidder (as defined on page 45)) conducted as of such date by Todd, its subsidiaries or any of their respective representatives with respect to any Takeover Proposal and will use reasonable best efforts to require any other parties (other than a Qualified Go-Shop Bidder) who have made or have indicated an intention to make a Takeover Proposal to promptly return or destroy any confidential information previously furnished by Todd, any of its subsidiaries or any of their respective representatives.

For purposes of this Offer to Purchase and the Merger Agreement:

•

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement with terms that are substantively similar to those contained in the confidentiality agreements between Todd and Parent; provided that such confidentiality and standstill agreement will expressly not prohibit or adversely affect the rights of Todd and its subsidiaries thereunder upon compliance by Todd and its subsidiaries with the terms of the Merger Agreement.

•

“Qualified Go-Shop Bidder” means any person or group from whom Todd or any of its representatives has received a Takeover Proposal after the execution of the Merger Agreement and prior to the No-Shop Period Start Date that the Todd Board determines, prior to or as of the No-Shop Period Start Date, in good faith, after consultation with its financial advisor and outside legal counsel, constitutes or could reasonably be expected to result in a Superior Proposal (as defined below).

•

“Superior Proposal” means any bona fide written Takeover Proposal that is financed on terms no less favorable to Todd than the Financing, and that, if consummated would result in a person or group (or the shareholders of any person) owning, directly or indirectly, (i) more than 75% of the outstanding Shares or (ii) all or substantially all of the assets of Todd and its subsidiaries, taken as a whole, in either case which the Todd Board determines in good faith (after consultation with its financial advisor and outside legal counsel) (a) is reasonably likely to be consummated in accordance with its terms, and (b) if consummated, would be more favorable to Todd stockholders from a financial point of view than the Offer and the Merger, in each case taking into account, among other things, the financial, legal, regulatory aspects of such Takeover Proposal, including any financing contingencies, the timing and likelihood of consummation of such transaction, the provisions of the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Parent in connection with a response to a change in recommendation by the Todd Board), and to the extent the Todd Board deems it relevant and applicable, the payment of a termination fee pursuant to the Merger Agreement.

•

“Takeover Proposal” means any inquiry, proposal or offer from any person or group providing for (i) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (a) 10% or more (based on the fair market value, as determined in good faith by Todd Board) of assets (including capital stock of Todd’s subsidiaries) and its subsidiaries, taken as a whole, or (b)(1) Shares, which together with any other Shares beneficially owned by such person or group, would equal to 10% or more of the outstanding Shares, or (2) any other equity securities of Todd or any of its subsidiaries, (ii) any tender offer or exchange offer that, if consummated, would result in any person or group owning, directly or indirectly, 10% or more of the outstanding Shares or any other equity securities of Todd or any of its subsidiaries, (iii) any merger, consolidation, business combination, binding share exchange or similar transaction involving Todd or any of its subsidiaries pursuant to which any person or group (or the shareholders of any person) would own, directly or indirectly, 10% or more of the aggregate voting power of Todd or of the surviving entity in a merger or the resulting direct or indirect parent of Todd or such surviving entity, or (iv) any recapitalization, liquidation, dissolution or any other similar transaction involving Todd or any of its material operating subsidiaries, other than, in each case, the transactions contemplated by the Merger Agreement.

The Todd Board’s Recommendation; Adverse Recommendation Changes. As described above, and subject to the provisions described below, the Todd Board has made the Recommendation that the holders of the Shares accept the Offer, tender their Shares to Purchaser in the Offer and adopt the Merger Agreement. The Todd Board also agreed to include the Recommendation in the Schedule 14D-9 and to permit Parent to include the Recommendation in this Offer to Purchase and documents related to the Offer. The Merger Agreement provides that the Todd Board will not effect an “Adverse Recommendation Change” (as defined below) except as described below.

Neither the Todd Board nor any committee thereof will (i) withdraw or rescind (or modify in a manner adverse to Parent), or publicly propose to withdraw (or modify in a manner adverse to Parent), the Recommendation or the findings or conclusions of the Todd Board described in the board resolutions adopted in connection with the execution of the Merger Agreement, (ii) approve or recommend the adoption of, or publicly propose to approve, declare the advisability of or recommend the adoption of, any Takeover Proposal, (iii) cause or permit Todd or any of its subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement related to any Takeover Proposal, other than any Acceptable Confidentiality Agreement, or (iv) publicly propose or announce an intention to take any of the foregoing actions (we refer to any action described in clauses (i), (ii), (iii) or (iv) as an “Adverse Recommendation Change”).

The Todd Board is entitled to make an Adverse Recommendation Change if it (i) receives a bona fide written Takeover Proposal that it determines in good faith (after consultation with its outside counsel) constitutes a Superior Proposal, or (ii) if an Intervening Event has occurred, and (in the case of both (i) and (ii)) if (a) it determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law and (b) Todd has provided prior written notice to Parent and Purchaser, at least three business days in advance, that it will effect an Adverse Recommendation Change or terminate the Merger Agreement in such circumstances and specifying the reasons for such actions (any material amendment to the terms of any Superior Proposal or any material change to the facts and circumstances relating to an intervening Event, in each case that was previously the subject of such a notice will require a new notice, except that the prior written notice period and corresponding references to a three business day period will be reduced to a one business day period).

To the extent that such Adverse Recommendation Change or termination is being made as a result of a Superior Proposal:

(i) the notice to Parent must specify the identity of the party making such Superior Proposal and the material terms thereof, and copies of all relevant documents relating to such Superior Proposal;

(ii) after providing any notice to Parent, Todd must, and must cause its representatives to, negotiate with Parent and Purchaser in good faith (to the extent Parent and Purchaser desire to negotiate) during such three business day period (or one business day period in the event of amended notice) to make such adjustments in the terms and conditions of the Merger Agreement; and

(iii) in the case of either clause (i) or clause (ii) above, the Todd Board must have considered in good faith any adjustments to the Merger Agreement (including a change to the price terms thereof) that may be offered in writing by Parent no later than 5:00 p.m., New York City time, on the third business day of such three business day period (or the first business day of such one business day period in the event of an amended notice) and must have determined that the Superior Proposal would continue to constitute a Superior Proposal if such adjustments were to be given effect.

To the extent that the Adverse Recommendation Change is being made in response to an Intervening Event (as defined below):

(i) the notice to Parent must specify the Intervening Event in reasonable detail;

(ii) after providing notice to Parent, Todd must, and must cause its representatives to, negotiate with Parent and Purchaser in good faith (to the extent Parent and Purchaser desire to negotiate) during such three business day period (or one business day period in the event of an amended notice) to amend the Merger Agreement in a manner that such Intervening Event no longer necessitates such Adverse Recommendation Change; and

(iii) the Todd Board must have considered in good faith any adjustments to the Merger Agreement that may be offered in writing by Parent no later than 5:00 p.m. New York City time on the third business day of such three business day period (or first business day of such one business day period in the event of an amended notice) and must have determined in good faith (after consultation with its outside legal counsel) that such Intervening Event continues to necessitate an Adverse Recommendation Change.

If Todd has given a such notice relating to a Superior Proposal or Intervening Event, Parent, may, upon written notice to Todd, extend the effective time of the Merger, and if applicable, the expiration of the Offer (but in no event beyond the earlier to occur of (i) the three day or one day negotiation period described above, (ii) March 11, 2011, or (iii) any other date agreed by Todd, Parent and Purchaser) to allow sufficient time for negotiations among Todd, Parent, and Purchaser regarding possible adjustments to the Merger Agreement, consideration by the Todd Board of adjustments to the Merger Agreement or the determination of an Adverse Recommendation Change or termination of the Merger Agreement in accordance with its terms.

“Intervening Event” means any material event or development or material change in circumstances occurring or arising after the date of the Merger Agreement with respect to Todd that (i) was not known to either the Todd Board or the chief executive officer or chief financial officer of Todd as of the date of the Merger Agreement, and was not reasonably foreseeable as of the date of the Merger Agreement and (ii) does not arise from or relate to (a) any Acquisition Proposal (whether or not a Superior Proposal), (b) any events relating to Parent or Purchaser, or (c) clearance of the Offer and the Merger under the HSR Act or laws with respect to competition.

The Merger Agreement does not prohibit Todd from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its stockholders as, in the good faith determination of the Todd Board, after consultation with its outside legal counsel, is required by applicable laws or (iii) making any “stop-look-and-listen” communication to Todd stockholders pursuant to Section 14d-9(f) promulgated under the Exchange Act (or any similar communications to Todd stockholders) in which Todd indicates that it has not changed the Recommendation.

Financing Efforts of Parent and Purchaser

Each of Parent and Purchaser will use, and cause its affiliates to use, reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions contained in the Commitment Letters, including using reasonable best efforts to seek to enforce its rights under the Commitment Letters in the event of a material breach thereof by the lenders thereunder, and will not permit any material amendment or modification to be made to, or consent to any waiver of any provision or remedy under, the Commitment Letters (in each case except pursuant to the flex provisions thereof), if such amendment, modification or waiver (i) reduces the aggregate amount of the Financing from that contemplated in the Commitment Letters (including by changing the amount of fees to be paid or original issue discount), (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Financing in a manner materially adverse to Parent or Todd, or (iii) amends or modifies any other terms in a manner that would reasonably be expected to (a) delay or prevent the closing of the Offer or the Merger or (b) make the timely funding of the Financing or satisfaction of the conditions to obtaining the Financing less likely to occur, or (c) adversely impact the ability of either Parent or Purchaser to enforce its rights against the other parties to the Commitment Letters.

Each of Parent and Purchaser will use, and cause its affiliates to use, its reasonable best efforts to take all actions and to do all things necessary, proper or advisable to consummate, and obtain the Financing on the terms and conditions set forth in the Commitment Letters, including using reasonable best efforts to (i) maintain in effect the Commitment Letters in accordance with their terms, (ii) to satisfy all conditions and covenants applicable to Parent and Purchaser in the Commitment Letters, (iii) to negotiate and enter into all definitive agreements with respect to the Financing contemplated by the Commitment Letters, (iv) to satisfy all conditions to such definitive agreements that are applicable to Parent and Purchaser and to consummate the Financing at or prior to the closing of the Offer or, in the event the closing of the Offer does not occur, the Merger, and (v) to comply with its obligations under the Commitment Letters.

In addition, each of Parent and Purchaser will use their best efforts to take all actions and to do all things necessary, proper or advisable to consummate, and will use the proceeds of the Financing for payment of (i) the aggregate Offer Price, (ii) the Merger Consideration, and (iii) amounts payable to holders of Todd Equity Awards. If all of the Offer Conditions (other than the Financing Proceeds Condition) have been satisfied or waived, or if the Offer Termination has occurred, all of the conditions to the Merger have been satisfied or waived, then Parent will consummate the Financing and will use the proceeds of the Financing no later than the earlier to occur of the closing date of the Offer or the Merger.

Financing Cooperation from Todd

Todd will, and will cause each of its subsidiaries to, and will use its reasonable best efforts to cause its representatives to provide to Parent such reasonable cooperation, at Parent’s sole expense, as may be reasonably requested by Parent to assist Parent in causing the conditions in the Commitment Letters to be satisfied and such cooperation as is otherwise necessary and reasonably requested by Parent in connection with the Financing, including:

•	using reasonable best efforts to cause its senior executive officers to participate in a customary and reasonable number of meetings, presentations, and due diligence sessions;

•

using reasonable best efforts to provide information necessary or appropriate in connection with the preparation of customary bank memoranda and bank syndication materials, offering documents, private placement memoranda and similar documents required in connection with the Financing;

•	furnishing Parent and its financing sources with certain financial statements;

•	requesting that its auditors cooperate with Parent’s reasonable efforts to obtain customary comfort letters;

•

using reasonable best efforts to cooperate with Parent’s efforts to obtain consents, landlord waivers and estoppels, non-disturbance agreements, appraisals of owned real property, surveys and title insurance as reasonable requested by Parent;

•	reasonably cooperating to permit the prospective lenders to evaluate its current assets, cash management, and accounting systems;

•

requesting customary payoff letters, lien terminations and instruments of discharged to be delivered at the closing of the Merger to allow for the payoff, discharge and termination in full of all indebtedness and liens under Todd’s existing credit agreement; and

•	furnishing Parent and its financing sources promptly with all documentation and other information required by governmental entities with respect to the Financing.

Obligations with Respect to the Proxy Statement

The Merger Agreement provides that as soon as practicable after the date of the Merger Agreement, Todd will prepare and file with the SEC in preliminary form a Proxy Statement relating to a meeting of Todd’s stockholders to approve the Merger, if required by applicable law (the “Stockholders’ Meeting”), which will include the Recommendation with respect to the Merger, the fairness opinion issued by Todd’s financial advisor, and a copy of Section 262 of the DGCL. If the adoption of the Merger Agreement by Todd’s stockholders is required by applicable law, then Todd will have the right at any time after the Proxy Statement Clearance Date to (and Parent and Purchaser will have the right, at any time after the later of such date and the termination of the Offer on account of the failure of the Minimum Tender Condition to request in writing that Todd, and upon receipt of such written request, Todd will, as promptly as practicable and in any event within ten business days), (a) establish a record date for and give notice of a meeting of its stockholders in accordance with its by-laws, for the purpose of voting upon the adoption of the Merger Agreement, and (b) mail a Proxy Statement to the holders of Shares as of the record date established for the Stockholders’ Meeting.

Efforts to Close the Transaction

In the Merger Agreement, each of Todd, Parent and Purchaser agrees to use its reasonable best efforts to take all actions necessary, proper or advisable under applicable law to consummate, as promptly as reasonably practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including making all necessary filings, notices, and other documents necessary to consummate the Offer, the Merger and other transactions contemplated by the Merger Agreement.

Takeover Statutes

If any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws becomes applicable to Todd, Parent or Purchaser, the Offer, the Merger, the Top-Up (including the acquisition of Shares pursuant thereto) or the other transactions contemplated by the Merger Agreement, Todd and the Todd Board will take such actions as are necessary to eliminate if possible, and otherwise to minimize, the effects of such statute or regulation on the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Indemnification and Insurance

Parent and Purchaser have agreed that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the Merger, now existing in favor of the current or former directors or officers of Todd or its subsidiaries as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) or in any indemnification or other agreement of Todd will be assumed by the surviving corporation in the Merger and will continue as provided in the Merger Agreement. Parent will make proper provision if the surviving corporation consolidates or merges with another entity or transfers or conveys substantially all of its assets such that the successors and assigns of the surviving corporation assume Parent’s obligations with respect to its indemnification, expense reimbursement and exculpation obligations.

For a period of five after the effective time of the Merger, Parent will maintain in effect the current or substitute policies of officers’ and directors’ liability insurance maintained by Todd and its subsidiaries on terms and coverage amounts no less favorable than the terms of such policies in effect on the date of the Merger Agreement. Alternatively, Parent may cause Todd to purchase, at or prior to the effective time of the Merger, a “tail policy” on terms and conditions providing no less favorable benefits as the current policies of directors’ and officers’ liability insurance maintained by Todd with respect to matters arising on or before the effective time of the Merger subject to the maximum premium listed in the immediate preceding sentence.

Other Covenants

The Merger Agreement contains other customary covenants, including, but not limited to, covenants relating to public announcements, employee benefits, and access and confidentiality.

Continuing Pursuit of the Merger

If at any then-scheduled expiration date, any Offer condition has not been satisfied or waived, (the “Offer Determination Date”) then Purchaser may irrevocably and unconditionally terminate the Offer if the Proxy Statement Clearance Date has occurred on or prior to such Offer Determination Date. In addition, Todd has the right, exercisable by delivering written notice to Parent and Purchaser at any time after the Offer Determination Date to cause Purchaser to, and upon receipt of such written notice, Purchaser must terminate the Offer at the then-scheduled Expiration Date. The termination of the Offer pursuant to the foregoing process is referred to as the “Offer Termination.”

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after any approval of the Merger by Todd’s stockholders:

•	by mutual written consent of Parent, Purchaser and Todd;

•	by either Parent or Todd, if:

•

the Merger has not been consummated on or before March 11, 2011; provided that this termination right will not be available to either Parent or Todd if (i) the closing of the Offer has occurred or (y) the failure of Parent or Todd, as applicable, to perform any of its obligations under the Merger Agreement has been a principal cause of the failure of the Merger to be consummated on or before such date;

•

there has been issued, enacted or promulgated a temporary restraining order, preliminary or permanent injunction, law or other judgment by any court of competent jurisdiction or other governmental entity that has the effect of preventing or making illegal the consummation of the Offer or the Merger, which is in effect and has become final and non-appealable; provided that this termination right will not be available to any party that is then in breach of its obligations under the Merger Agreement to prevent, oppose or remove such temporary restraining order, preliminary or permanent injunction, law or other judgment and such breach has been a principal cause of such restraint being or remaining in effect;

•	if necessary under Delaware law, the Stockholder Approval has not been obtained at the Stockholders’ Meeting or at any adjournment or postponement of such meeting; or

•

there have not been tendered and not validly withdrawn before the Expiration Date, the number of Shares which, when added together with the Shares already owned by Parent and its subsidiaries (excluding the number of Shares that may be validly issued as Top-Up Shares), would constitute at least 40% of the total number of outstanding Shares on the Expiration Date (for the purposes of this determination, the parties will include Shares tendered in the Offer pursuant to guaranteed delivery procedures);

•

by Parent, if Todd has breached any of its representations or warranties contained in the Merger Agreement or has failed to perform any of its covenants or agreements contained in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of a condition to the Merger regarding the accuracy of Todd’s representations and warranties or Todd’s compliance with its covenants and (ii) (a) is not capable of being cured before March 11, 2011 or (b) if capable of being cured before March 11, 2011, is not cured within ten business days following Parent’s delivery of written notice to Todd of such breach or failure; provided that Parent will not have this termination right if (1) Parent or Purchaser is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement or (2) the closing of the Offer has occurred;

•

by Todd, if Parent or Purchaser has breached any of its respective representations or warranties contained in the Merger Agreement or Parent or Purchaser has failed to perform any of its covenants or agreements contained in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of a condition to the Merger regarding the accuracy of the Parent’s and Purchaser’s representations and warranties or the compliance with Parent’s or Purchaser’s covenants and (ii) (a) is not capable of being cured prior to March 11, 2011 or (b) if capable of being cured by March 11, 2011, is not cured within ten business days following Todd’s delivery of written notice to Parent of such breach or failure; provided that Todd will not have this termination right if (1) Todd is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement or (2) the closing of the Offer has occurred;

•

by Parent, if any of the following has occurred: (i) an Adverse Recommendation Change; (ii) Todd has delivered a notice to Parent of its intent to effect an Adverse Recommendation Change, if Parent has given Todd the right to enter into an Acquisition Agreement and such right has been available to Todd for no less than twenty-four hours, (iii) Todd failed to include in the Proxy Statement or the Schedule 14D-9, in each case, when mailed, the Recommendation and a statement of the findings and conclusions of the Todd Board described in the board resolutions adopted in connection with the Merger Agreement, (iv) if, following the disclosure or announcement of a Takeover Proposal (other than a tender or exchange offer described in clause (v) below), the Todd Board has failed to reaffirm publicly the Recommendation within five business days after Parent requests in writing that the Recommendation under such circumstances be reaffirmed publicly, or (v) a tender or exchange offer relating to securities of Todd has been commenced and Todd has not announced, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that Todd recommends rejection of such tender or exchange offer (any of the forgoing actions, a “Triggering

Event”); provided that Parent will not have this termination right if (a) the closing of the Offer has occurred or (b) unless Section 253 of the DGCL is applicable, the approval of the Merger by Todd Stockholders has been obtained;

•

by Todd, to either accept a Superior Proposal and enter into the Acquisition Agreement providing for such Superior Proposal immediately following or concurrently with such termination or on account of an Intervening Event; provided, that payment of the Termination Fee (as described below) is a condition to the termination of the Merger Agreement by Todd in this circumstance;

•

by Todd, if (i) (a) all the Offer conditions have been satisfied or waived as of the expiration of the Offer, and (b) Parent has failed to consummate the Offer promptly thereafter in accordance with the Merger Agreement, or (ii) (a) all the Offer conditions (other than the Financing Proceeds Condition) have been satisfied or waived as of the Expiration Date, and (b) Parent has failed to consummate the Offer in accordance with the Merger Agreement, in the case of both clause (i) and (ii), Todd must have given Parent written notice at least one business days prior to such termination stating Todd’s intention to terminate the Merger Agreement in this circumstance and the basis for such termination; or

•

by Todd, if (i) all the conditions that are applicable to each party’s obligation to consummate the Merger (other than the purchase of the Shares to the extent the Offer Termination has occurred) and the conditions to the obligations of Parent and Purchaser to consummate the Merger have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the closing of the Merger, each of which is capable of being satisfied at the closing of the Merger), (ii) Parent has failed to consummate the Merger by the second business day following adoption of the Merger Agreement at the Stockholders’ Meeting, (iii) Todd has notified Parent in writing that it stands and will stand ready, willing and able to consummate the Merger at such time, and (iv) Todd has given Parent written notice at least one business day prior to such termination stating Todd’s intention to exercise this termination right.

Effect of Termination

If the Merger Agreement is terminated in accordance with its terms, it will become null and void, without any liability or obligation on the part of Todd, Parent or Purchaser or their respective representatives other than obligations to pay any termination fees, as further described below, except that certain provisions will survive the termination of the Merger Agreement, including, among others, the confidentiality, termination, specific performance, and governing law provisions. No party is relieved of any liability for any breach of any of its representations, warranties, covenants or agreements contained in the Merger Agreement prior to such termination, unless such party is obligated to pay and has paid when due a termination fee under the terms of the Merger Agreement, or for fraud.

Termination Fees

Todd has agreed to pay Parent a termination fee of $4,550,000 (the “Termination Fee”) as follows:

•

if the Merger Agreement is terminated by Todd for Todd to accept a Superior Proposal and enter into an Acquisition Agreement, with such Termination Fee being payable concurrently with, and as a condition to the effectiveness of, such termination;

•

if the Merger Agreement is terminated by Parent upon an Adverse Recommendation Change or other Triggering Event (as described above), with such Termination Fee being payable within two business days following such termination;

•

if the Merger Agreement is terminated by Parent due to the failure by Todd to perform certain specified covenants or agreements contained in the Merger Agreement, which failure is the principal factor in the failure of the Offer or the Merger to be consummated; or

•

if (i) a Takeover proposal has been made, and (ii) thereafter, the Merger Agreement is terminated (a) by Parent or Company due to the failure of Todd stockholders to adopt the Merger Agreement at the Stockholders’ Meeting, to the extent such stockholder approval is required by applicable law, or (b) by Parent due to a breach of Todd’s representations, warranties, covenants or agreements set forth in the Merger Agreement, and (iii) within 12 months after any such termination, Todd and any Person or group (or its affiliate) who made such a Takeover Proposal enter into a definitive agreement providing for any transaction that would constitute a Takeover Proposal (which transaction is thereafter consummated), then such Termination Fee shall be paid on the date such transaction is consummated. For purposes of determining whether the termination fee is payable under the circumstances described in the previous sentence, the term Takeover Proposal has the meaning described below, except that the references to “10%” in the definition of Takeover Proposal shall be deemed to be references to “50%.”

Todd has agreed to reimburse Parent for all transaction expenses incurred by Parent, Purchaser or their affiliates up to the date of termination in an amount not to exceed $2,900,000 by payment of such amount as promptly as reasonable practicable and in any event within two business days of request therefor if the Merger Agreement is terminated by Parent or Todd due to the failure of the Merger to be completed by March 11, 2011, and, at the time of such termination, all of the conditions to the Merger other than those relating to regulatory approvals have been satisfied and within 12 months after such termination, Todd and any Person or group (or its affiliate) enter into a definitive agreement providing for any transaction that would constitute a Takeover Proposal (which transaction is thereafter consummated). For purposes of determining whether expenses are payable under the circumstances described in the previous sentence, the term Takeover Proposal has the meaning described below, except that the references to “10%” in the definition of Takeover Proposal shall be deemed to be references to “50%”.

Parent has agreed to pay Todd a termination fee of $6,500,000 (the “Reverse Termination Fee”) as follows (such Reverse Termination Fee will be payable by Parent within two business days following the date of termination of the Merger Agreement in such circumstances):

•

if the Merger Agreement is terminated by Todd due to the failure by Parent or Purchaser to perform certain specified covenants or agreements contained in the Merger Agreement, which failure to perform is the principal factor in the failure of the Offer or the Merger to be consummated;

•

if the Merger Agreement is terminated by Todd at such time as (i) (a) all the Offer Conditions have been satisfied or waived as of the Expiration Date, and (b) Parent has failed to consummate the Offer promptly thereafter in accordance with the Merger Agreement, or (ii) (a) all the Offer conditions (other than the Financing Proceeds Condition) have been satisfied or waived as of the Expiration Date, and (b) Parent shall have failed to consummate the Offer in accordance with the Merger Agreement, in the case of both clause (i) and (ii), Todd has given Parent written notice at least one business day prior to such termination stating Todd’s intention to terminate the Merger Agreement in this circumstance and the basis for such termination; or

•

if the Merger Agreement is terminated by Todd, after the close of business on the second business day following the stockholders’ meeting if (i) all the conditions that are applicable to each party’s obligation to consummate the Merger (other than the purchase of the Shares to the extent the Offer Termination has occurred) and the conditions to the obligations of Parent and Purchaser to consummate the Merger have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the closing of the Merger, each of which is capable of being satisfied at the closing of the Merger), (ii) Parent has failed to consummate the Merger by the time required under the Merger Agreement, (iii) Todd has notified Parent in writing that it stands and will stand ready, willing and able to consummate the Merger at such time, and (iv) Todd has given Parent written notice at least one business day prior to such termination stating Todd’s intention to terminate the Merger Agreement in this circumstance and the basis for such termination.

Specific Performance

Parent, Purchaser and Todd are entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in the Delaware court of Chancery (or, if the Delaware Court of Chancery is unavailable, in U.S. Federal Court); provided that no party is entitled to seek such equitable relief if a party is entitled to recover a termination fee under the terms of the Merger Agreement (except for an injunction to stop breaches or potential breaches of the Merger Agreement with respect to agreements regarding confidentiality agreements).

Amendment

The Merger Agreement may be amended by Parent, Purchaser and Todd at any time before or after the closing of the Offer or receipt of the Stockholder Approval; provided, that (i) after the closing of the Offer, there will be no amendment that decreases the Merger Consideration, and (ii) after the Stockholder Approval has been obtained, no amendment will be made that by law requires further approval by Todd stockholders without such approval having been obtained. In addition, if Parent exercises its right to appoint members of Todd’s Board following the closing of the Offer, all amendments to the Merger Agreement or waivers of Todd’s rights or concessions to Parent or Purchaser will require the approval of a majority of the independent directors.

Governing Law

The Merger Agreement is governed by Delaware law.

Stockholder Tender Agreement

Concurrently with the execution of the Merger Agreement, all of Todd’s directors, executive officers, and Woodbourne Partners, L.P., a private investment company that holders Shares, entered into a Stockholder Tender Agreement with Todd pursuant to which such stockholders have agreed to tender their Shares in the Offer upon the terms and subject to the conditions of such agreement and granted proxies to Parent and Purchaser or otherwise agreed to vote such Shares in favor of the Merger, if necessary. The Shares subject to the Stockholder Tender Agreement comprise approximately 15.3% of the outstanding Shares. The Stockholder Tender Agreement will terminate upon certain circumstances, including upon termination of the Merger Agreement.

12. Purpose of the Offer; Plans for Todd.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, Todd. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable.

The Todd Board upon the recommendation of the Transaction Committee of the Todd Board, by a unanimous vote of the disinterested directors (i) determined that the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Todd and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, and (iii) recommended that the stockholders of Todd tender their Shares pursuant to the Offer, and to the extent required by applicable law, approve the Merger and adopt the Merger Agreement.

If Purchaser acquires at least 90% of the then outstanding Shares pursuant to the Offer, including the Top-Up, if applicable, the Merger may be consummated without a stockholders’ meeting and without the approval of Todd’s stockholders. If the Minimum Tender Condition is not met, and in certain other circumstances, the parties have agreed to complete the Merger without the prior completion of the Offer, after receipt of the approval of a majority of Todd’s stockholders for the adoption of the Merger Agreement. The

Merger Agreement provides that Purchaser will be merged into Todd and that the certificate of incorporation of Todd, as amended and restated in its entirety to read identically to the certificate of incorporation of Purchaser as in effect immediately prior to the consummation of the Merger, except that all references to Purchaser will be replaced with references to the surviving corporation and the by-laws of Purchaser will be the by-laws of the surviving corporation following the Merger.

Appraisal Rights. Under the DGCL, Todd stockholders do not have appraisal rights with respect to Shares tendered and accepted for purchase in the Offer. However, if the Merger is consummated, stockholders who do not tender their Shares in the Offer and who do not vote for adoption of the Merger Agreement will have certain rights under the DGCL to demand appraisal of, and to receive payment in cash of the fair value of, their Shares, in lieu of the right to receive the Offer Price. Stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Stockholders should recognize that the value so determined could be higher or lower than the Offer Price. Moreover, Purchaser may argue in an appraisal preceding that, for purposes of such a proceeding, the fair value of the Shares is less than the Offer Price. Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to fair value under the DGCL.

The Merger Agreement provides that no dilutive effects of the Top-Up, the issuance of Shares to Purchaser pursuant to the Top-Up or Purchaser’s payment for such Shares with a promissory note will affect any appraisal determination under the DGCL.

If any holder of Shares who demands appraisal under the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided under the DGCL, each Share held by such stockholder will be converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding and transfer taxes. A stockholder may withdraw his, her or its demand for appraisal by delivering to Todd a written withdrawal of his, her or its demand for appraisal and acceptance of the Merger within 60 days after the effective time of the Merger (or thereafter with the consent of the surviving corporation).

If you sell your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but rather will receive the Offer Price for such Shares.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by reference to the DGCL.

Plans for Todd. Pursuant to the terms of the Merger Agreement, promptly upon the purchase of and payment for any Shares by Purchaser pursuant to the Offer, Parent currently intends to request that Todd take all necessary action to enable Parent’s designees to be so elected or designated to the Todd Board, subject to the requirement in the Merger Agreement regarding compliance with applicable law and the rules of the NYSE. Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger.

Except as otherwise provided in this Offer to Purchase, it is expected that, initially following the Merger, the business and operations of Todd will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent does not expect to continue Todd’s regular dividend policy following the completion of the Merger. Parent will continue to evaluate the business and operations of Todd during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing.

Except as described above or elsewhere in this Offer to Purchase, Purchaser and Parent have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Todd or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Todd or any of its subsidiaries, (iii) any change in the Todd Board or management of Todd, (iv) any material change in Todd’s capitalization or dividend policy, (v) any other material change in Todd’s corporate structure or business, (vi) a class of securities of Todd being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Todd being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13. Certain Effects of the Offer.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

NYSE Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on NYSE. According to the published NYSE guidelines, NYSE would consider delisting the Shares if, among other things, the total number of holders of Shares is less than 400 or the total number of holders of Shares is less than 1,200 and the average monthly trading volume is less than 100,000 shares (for most recent 12 months) or the number of publicly-held shares is less than 600,000 or Todd’s average total global market capitalization over a consecutive 30 trading day period is less than $15 million. Shares held by officers or directors of Todd or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered as being “publicly held” for this purpose. According to Todd, as of December 15, 2010, 5,787,231 Shares were issued and outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

If NYSE were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Purchaser can not predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the price of the Offer Price. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Todd upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause Todd to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Todd to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Todd. Furthermore, the ability of “affiliates” of Todd and persons holding “restricted securities” of Todd to dispose of such securities pursuant to Rule 144 under the United States Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14. Dividends and Distributions.

As discussed in Section 11 — “The Merger Agreement; Other Agreements,” the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of Parent, Todd will not, and will not allow its subsidiaries to, authorize or pay any dividends on or make any distribution with respect to the outstanding Shares other than the payment of the quarterly cash dividend declared by Todd on August 20, 2010 of $0.10 per Share and a dividend of $0.10 per Share contemplated to be declared in December 2010 to be paid after March 11, 2011 to stockholders of record as of a date after March 11, 2010.

15. Conditions of the Offer.

Notwithstanding any other provisions of the Offer, (i) Purchaser will not be required to accept for payment and Parent will not be required to cause Purchaser to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to promptly pay for or return tendered Shares after termination or withdrawal of the Offer), pay for any Shares tendered in the Offer and (ii) subject to the terms of the Merger Agreement, may delay the acceptance for payment of or the payment for any Shares tendered in the offer or terminate or amend the Offer if:

•	the Minimum Tender Condition has not been satisfied;

•	the Competition Law Condition has not been satisfied;

•	the Financing Proceeds Condition has not been satisfied;

•

the consummation of the Merger has been restrained, enjoined or prohibited by any law or any order of any government entity, the effect of which would (i) make illegal or materially delay consummation of the Merger, (ii) restrict the ownership or operation by Parent or any of its subsidiaries of any portion of its business, compel Parent to dispose of or hold separately any portion of their business, or impose any limitation, restriction or prohibition on the ability of Parent, Todd or any of their respective subsidiaries to conduct its business, (iii) impose limitations on the ability of Parent or any of its subsidiaries to exercise full rights of ownership in the Shares, or (iv) require divestiture by Parent or any of its subsidiaries of any of the Shares;

•	there is existing or pending any claim, suit action or proceeding by any governmental entity seeking any of the consequences in the paragraph immediately above;

•	there has been a change, event or occurrence since the date of the Merger Agreement that has had or would reasonably be expected to have a Material Adverse Effect;

•

any of the representations and warranties of Todd (i) relating to capital structure or authorization that are qualified as to materiality or Material Adverse Effect are not true and correct in all respects, and any representations and warranties that are not so qualified are not true and correct any material respect, in each case as of the date of the Merger Agreement and as of such time, except to the extent such representations and warranties relate to an earlier time (in which case on and as of such earlier time), or (ii) set forth in the Merger Agreement (other than those listed in the preceding clause) (i)) are not true and correct as of the Agreement Date and as of such time, except to the extent such representations and warranties relate to an earlier time (in which case on and as of such earlier time) except in the case of this clause (ii) to the extent that the facts or matters as to which such representations and warranties are not so true and correct (without giving effect to any qualifications and limitations as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, would not have a Material Adverse Effect;

•

Todd has failed to perform or comply with, in any material respect, any obligation, agreement or covenant required to be performed by it or complied with under the Merger Agreement and such failure has not been cured to the good faith satisfaction of Parent;

•	the Todd Board has withdrawn or modified in a manner adverse to Purchaser, the Recommendation or Parent has received a notice with respect to an Adverse Recommendation Change;

•

if Parent or Purchaser will not own at least 90% of the Shares immediately after the completion of the Offer and, therefore, the exercise of the Top-Up is necessary to ensure that Parent or Purchaser owns at least 90% of the Shares immediately after the completion of the Offer, there exists under applicable law or other legal restraint any restriction or legal impediment on Purchaser’s ability and right to exercise the Top-Up, and the Shares issuable upon exercise of the Top-Up, together with any Shares held by Parent and Purchaser, (including Shares validly tendered in the Offer), constitute at least 90% of the outstanding Shares;

•	immediately prior to the closing of the Offer (before giving effect to the Financing and the consummation of the Merger), Todd is not solvent;

•	a Triggering Event has occurred;

•

Frank Foti, the President, Chairman and Manager of Parent, who owns 98% of the equity interests of Parent and whose presence is critical to the successful completion of the Offer and the Merger, has not died or become disabled;

•

Parent and Purchaser have failed to receive a certificate signed on behalf of Todd by its chief executive officer and chief financial officer dated as of the closing date of the Offer certifying that the conditions with respect to Material Adverse Effect, Todd’s representations and warranties and solvency have been met; or

•	Todd and Parent have reached an agreement that the Offer or the Merger Agreement be terminated or the Merger Agreement has been terminated in accordance with its terms.

For purposes of determining whether the Minimum Tender Condition has been satisfied and the determination as to whether the Top-Up can be exercised, as described above, Parent and Purchaser have the right to include or exclude for purposes of their determination Shares tendered in the Offer pursuant to the guaranteed delivery procedures.

The conditions described above are in addition to, and not a limitation of, the rights and obligations of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

The conditions described above are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Parent and Purchaser in whole or in part at any time and from time to time in their sole discretion (other than the Minimum Tender Condition and the Competition Law Condition). The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

16. Certain Legal Matters; Regulatory Approvals.

General

Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by Todd with the SEC and other publicly available information concerning Todd, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Todd’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated in this Offer to Purchase or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated in this Offer to Purchase. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Todd’s business, or certain parts of Todd’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions of the Offer.”

Litigation

On December 27, 2010, a class action complaint was filed by a purported stockholder of Todd in the Superior Court of King County, Washington, captioned Cheryl Marshall v. Todd Shipyards Corporation, et. al., Case No. 10-2-45027-1, in connection with the Merger Agreement, the Offer and the Merger. The complaint names as defendants Todd, each of the directors and executive officers of Todd (the “Individual Defendants”), Woodbourne Partners, L.P., Parent and Purchaser. The complaint alleges, among other things, that the Individual Defendants have breached their fiduciary duties to Todd’s stockholders, including the duties of good faith and loyalty and due care and that Parent, Purchaser and Woodbourne Partners, L.P. aided and abetted the Individual Defendants’ alleged breaches of their fiduciary duties. The complaint includes, among others, allegations that (i) the consideration to be received by the holders of Shares is unfair, inadequate and less than the “intrinsic value” of the Shares, (ii) the provisions of the Merger Agreement unfairly protect the transactions proposed between Todd and Parent, including through a grossly excessive termination fee and inadequate go-shop period, (iii) the Top-Up is coercive, and (iv) the Individual Defendants did not seek competitive bids prior to entering into the Merger Agreement. Plaintiffs seek, among other relief, injunctive relief preventing the defendants from consummating the Offer and the Merger, compensatory damages and attorneys’ fees and expenses. The defendants have not yet responded to the complaint. Parent and Purchaser believe that the complaint is without merit and intend to vigorously defend the complaint.

State Takeover Statutes

Delaware, where Todd is incorporated, and Washington, where Todd operates, have adopted takeover laws and regulations which may be applicable to the Merger.

Section 203 of the DGCL (“Section 203”) restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder.

Chapter 23B.19 of the Washington Business Corporation Act (the “WBCA”) prevents an “acquiring person” (defined generally as a person with 10% or more of a corporation’s outstanding voting stock) of a Washington corporation from engaging in a “significant business transaction” (defined as a variety of transactions, including mergers) with such corporation for a period of five years following the date such person became an acquiring person unless (i) certain conditions specified in Chapter 23B.19 of the WBCA are met or (ii) before such person became an acquiring person, the board of directors of the corporation approved the transaction. The Todd Board approved for purposes of Chapter 23B.19 of the WBCA the Merger Agreement, the Stockholder Tender Agreement, the Offer, the Merger and the other transactions contemplated thereby and has taken all appropriate action so that Chapter 23B.19 of the WBCA, with respect to Todd, will not be applicable to Parent and Purchaser by virtue of such actions.

Purchaser is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and Todd, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 — “Conditions of the Offer.”

Antitrust Compliance

Parent and Todd each filed a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) relating to the proposed acquisition of Todd on December 23, 2010.

Under the provisions of the HSR Act, applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless Parent or Todd receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the tenth day after the date of substantial compliance by Parent. Complying with a request for additional information or documentary material may take a significant amount of time.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of Todd or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result of such challenge.

17. Fees and Expenses.

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the United States federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, and other methods of electronic communication and may request brokers, dealers, and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker, dealer, commercial banks, trust companies, or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

18. Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Todd.”

SCHEDULE I

INFORMATION RELATING TO PARENT AND PURCHASER

1. Parent. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each manager and officer of Parent. Unless otherwise indicated, the current business address of each person is 5555 N. Channel Ave., Portland, OR 97217 and the current telephone number is (800) 505-1930. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name and Address	Present Principal Occupation or Employment; Material Positions Held during Past Five Years
Frank J. Foti	Manager, President and Chairman of the Board since August 2000. Also see response for Purchaser.

Bruce A. Dummer	Manager, Chief Financial Officer and Secretary since August 2000. Also see response for Purchaser.

Robert J. Baker	Manager since December 2010. Mr. Baker has served as a consultant for Venture Resources International Inc. for the past 36 years. Mr. Baker also sits on the board of directors of Global Cooling Inc., R.C. Tway Company, Lakeshore Cryotronics Inc., SCCI Engineered Materials Inc. and Triad Technologies Inc. Also see response for Purchaser.

David R. Whitcomb	Chief Operating Officer since July 2008. Mr. Whitcomb served as Vice President, Production Support from July 2006 through June 2008 and as Project Manager from August 2001 through June 2006. Also see response for Purchaser.

2. Purchaser. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and officer of Purchaser. Unless otherwise indicated, the current business address of each person is 5555 N. Channel Ave., Portland, OR 97217 and the current telephone number is (800) 505-1930. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name and Address	Present Principal Occupation or Employment; Material Positions Held during Past Five Years
Frank J. Foti	Director, President, and Chairman of the Board of Purchaser since December 21, 2010. Also see response for Parent.

Bruce A. Dummer	Director and Chief Financial Officer of Purchaser since December 21, 2010. Also see response for Parent.

Robert J. Baker	Director of Purchaser since December 21, 2010. Also see response for Parent.

David R. Whitcomb	Chief Operating Officer since December 21, 2010. Also see response for Parent.

The Letter of Transmittal, Share certificates and any other required documents should be sent by each stockholder of Todd or such stockholder’s broker, dealer, other nominee to the Depositary as follows:

The Depositary for the Offer is:

American Stock Transfer & Trust Company

By Mail:	By Hand or Courier:

American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Other Information:

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Information Agent at its location and telephone numbers set forth below. Stockholders may also contact their broker, dealer, or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Phoenix Advisory Partners

110 Wall Street, 27th Floor

New York, NY 10005

Banks and Brokers Call Collect: (212) 493-3910

All Others Call Toll-Free: (800) 576-4314

Email: information@phoenixadvisorypartners.com